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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            WORLD COLOR PRESS, INC.
                           (NAME OF SUBJECT COMPANY)
                            WORLD COLOR PRESS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   981443104

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            JENNIFER L. ADAMS, ESQ.
                         VICE CHAIRMAN, CHIEF LEGAL AND
                     ADMINISTRATIVE OFFICER, AND SECRETARY
                            WORLD COLOR PRESS, INC.
                                    THE MILL
                              340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                                 (203) 532-4200

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is World Color Press, Inc. (the "Company" or "World Color") and the address of the principal executive offices of the Company is The Mill, 340 Pemberwick Road, Greenwich, Connecticut 06831. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $0.01 per share ("Common Stock" or "Shares").

ITEM 2. TENDER OFFER OF BIDDER

    This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated July 16, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Quebecor Printing Inc., a corporation amalgamated under the laws of Canada ("Quebecor Printing" or "Parent"), and Printing Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Quebecor Printing ("Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer to purchase (the "Offer to Purchase") up to 23,500,000 (representing approximately 62% of the issued and outstanding Shares as of July 8, 1999) of the Shares at a price of $35.69 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 and in the related Letter of Transmittal (as amended or supplemented, collectively, the "Offer Documents") filed with the Commission in connection with the Schedule 14D-1.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 1999 (the "Merger Agreement"), among Quebecor Printing, Purchaser and the Company. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Quebecor Printing. As more fully described in Item 3(b)(i) below, at the effective time of the Merger (the "Effective Time"), (i) if Purchaser shall have purchased, pursuant to the Offer, an aggregate of 23,500,000 Shares (the "Maximum Number of Shares"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, each Share owned by Purchaser and shares to which dissenters rights are applicable) shall be canceled, extinguished and converted into the right to receive 1.6455 of fully paid and nonassessable shares of subordinate voting shares, no par value of Parent (the "Subordinate Voting Shares"), and (ii) if Purchaser shall have purchased, pursuant to the Offer, less than the Maximum Number of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Purchaser or Shares to which dissenters rights are applicable) shall be canceled, extinguished and converted into the right to receive (i) cash, in an amount equal to the product of the Cash Proration Factor (as defined in Item 3(b)(i) below) multiplied by $35.69 and (ii) a number (rounded to the nearest one-millionth of a share) of fully paid and nonassessable shares of Subordinate Voting Shares equal to the product of (a) one minus the Cash Proration Factor multiplied by (b) 1.6455. The Offer Documents state that the principal executive office of Quebecor Printing is located at 612 St. Jacques Street, Montreal, Quebec H3C 4M8 and the principal executive office of Purchaser is at 300 Delaware Ave, Suite 900, Wilmington, Delaware 19801.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

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    (b)(i) THE MERGER AGREEMENT

    The following summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1, is qualified in its entirety by reference to the text of the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject only to the satisfaction or waiver by Purchaser of the conditions set forth in Section 15 hereof. Under the terms of the Merger Agreement, Purchaser may not, without the consent of the Company's Board of Directors, (i) decrease or change the form of consideration payable in the Offer, (ii) reduce the number of Shares sought pursuant to the Offer, (iii) amend the conditions or impose additional conditions to the Offer, (iv) amend or change any term of the Offer or (v) waive the Minimum Condition. If all the conditions to consummation of the Offer are satisfied, Purchaser shall consummate the Offer as promptly as possible. Pursuant to the Merger Agreement, Purchaser is obligated to extend the Offer from time to time in the event that, at a then-scheduled expiration date, all of the conditions to the Offer have not been satisfied (other than incurable breaches of representations, warranties and covenants) each such extension not to exceed (unless consented to by the Company) the lesser of 10 additional business days or such fewer number of days that their Company or Quebecor Printing reasonably believes are necessary to cause such Offer condition to be satisfied. Purchaser may extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension promptly thereafter. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares.

    If on September 13, 1999 either or both of the Minimum Condition and any waiting periods under the H-S-R Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or terminated Purchaser shall (unless Quebecor Printing and the Company otherwise agree) terminate the Offer and seek to consummate the Merger in accordance with the Merger Agreement. In the event that the Merger Agreement is terminated, Purchaser has agreed to, and Quebecor Printing has agreed to cause Purchaser to, terminate the Offer promptly without accepting any Shares for payment.

    THE MERGER. The Merger Agreement provides that at the Effective Time, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of Purchaser in accordance with the DGCL. The Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time so as to read in its entirety in the form set forth as an exhibit to the Merger Agreement and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation immediately after the Effective Time. The By-Laws of Purchaser shall be the By-Laws of the Surviving Corporation. The directors of Purchaser holding office immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time. The officers of the Company holding office immediately prior to the Effective Time shall be the officers, each to hold the same office held with the Company, of the Surviving Corporation immediately after the Effective Time.

    CONVERSION OF SHARES. The Merger Agreement provides that at the Effective Time, if Purchaser shall have purchased the Maximum Number of Shares, each Share issued and outstanding immediately prior thereto (other than Shares held in the treasury of the Company, Shares owned by Purchaser and Dissenting Shares), by virtue of the Merger without any action on the part of Purchaser, the Company or the holders of any of the Shares, will be canceled, extinguished and converted into the right to receive a number (rounded to the nearest one-millionth of a share) of fully paid and nonassessable shares of Quebecor Printing Stock equal to the Exchange Ratio (as defined below) upon the surrender

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of the certificate formerly representing such Share. If Purchaser shall have purchased less than the Maximum Number of Shares (the number of Shares so paid for and purchased in the Offer being referred to herein as the "Purchased Share Number"), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company shares owned by Purchaser and Dissenting Shares) shall be canceled, extinguished and converted into the right to receive, (i) cash, in an amount equal to the product of the Cash Proration Factor (as defined below) multiplied by $35.69 and (ii) a number (rounded to the nearest one-millionth of a share) of fully paid and non-assessable shares of Quebecor Printing Stock equal to the product of (x) 1 minus the Cash Proration Factor multiplied by (y) the Exchange Ratio.

    If on September 13, 1999, either or both of the Minimum Condition or the H-S-R Condition have not been satisfied, Purchaser shall, unless Quebecor Printing and the Company otherwise agree, terminate the Offer, and the parties to the Merger Agreement shall, subject to its terms and conditions, seek to consummate the Merger (such termination of the Offer and subsequent consummation referred to herein as the "One-Step Transaction"). In such event, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company as treasury stock and Shares owned by Purchaser) shall be canceled, extinguished and converted into the right to receive, (i) cash, in an amount equal to $22.00 and (ii) .6311 shares of Quebecor Printing Stock. All Shares held as treasury shares by the Company and shares held by the Purchaser or any of its affiliates will be canceled immediately prior to the Effective Time. All shares of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted and changed into an equal number of shares of capital stock of the Surviving Corporation.

    If prior to the Effective Time, Quebecor Printing or the Company, as the case may be, should split, combine or otherwise reclassify the shares of Quebecor Printing Stock or the Shares, or pay (or set a record date that is prior to the Effective Time with respect to) a stock dividend or other stock distribution in shares of Quebecor Printing Stock or Shares, or otherwise change the shares of Quebecor Printing Stock or Shares into any other securities, or make any other such stock dividend or distribution with respect to the shares of Quebecor Printing Stock or the Shares in capital stock of Quebecor Printing or the Company or of their respective subsidiaries in respect of the shares of Quebecor Printing Stock or Shares, respectively, then the Merger Agreement provides that the Merger Consideration and the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change to provide the holders of Shares, the same economic effect as contemplated by the Merger Agreement prior to such event.

    For purposes of the Merger Agreement, the "Exchange Ratio" is equal to
1.6455 shares of Quebecor Printing Stock per Share and the "Cash Proration Factor" is a fraction, of which (A) the numerator is the equal to (x) the Maximum Number minus (y) the Purchased Share Number, if any, and (B) the denominator is equal to the number of Shares issued and outstanding immediately prior the Effective Time (other than Shares owned by the Company as treasury stock, Shares owned by Purchaser, and Dissenting Shares).

    The Merger Agreement provides that each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Quebecor Printing Stock will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Quebecor Printing Stock and (ii) $21.6875. The consideration provided in the first and second paragraphs in this subsection "Conversion of Shares", together with the consideration provided for in the preceding sentence, is referred to herein as the "Merger Consideration".

    DISSENTING SHARES. The Merger Agreement provides that, if required by the DGCL, Dissenting Shares will not be canceled and converted into the right to receive the appropriate Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the

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DGCL, unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been canceled and converted into, at the Effective Time, the right to receive the appropriate Merger Consideration, without interest. See Section 12 "--Appraisal Rights".

    COMPANY STOCK OPTIONS. Pursuant to the Merger Agreement, upon the consummation of the Offer, each option to purchase Shares and any related stock appreciation rights issued by the Company (the "Company Stock Options") which is outstanding immediately prior to consummation of the Offer shall (except to the extent that Quebecor Printing and the holder of a Company Stock Option otherwise agree prior to the consummation of the Offer or unless the holder of such Company Stock Option shall have elected otherwise by written notice to Quebecor Printing prior to the date 10 business days prior to the consummation of the Offer) be canceled in exchange for (A) a cash payment from the Surviving Corporation (subject to any applicable withholding taxes) equal in value to (1) the product of (x) the total number of Shares of Company Common Stock subject to such Company Stock Option (the "Option Shares"), multiplied by (y) $22.00, multiplied by (z) the excess of $35.69 over the exercise price per share of Common Stock subject to such Company Stock Option, divided by (2) $35.69, and
(B) a number of shares of Quebecor Printing Stock to be issued promptly following the Effective Time equal to (1) the product of (x) the number of Option Shares, multiplied by (y) 0.6311, multiplied by (z) the excess of $35.69 over the exercise price per Share subject to such Company Stock Option, divided by (2) $35.69. If the Offer is terminated pursuant to the One-Step Transaction (as defined in "--Conversion of Shares" in Section 13 above), the conversion shall occur at the Effective Time.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Quebecor Printing, including, but not limited to, representations and warranties relating to the Company's organization and qualification, its subsidiaries, capitalization, authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, filings made by the Company with the Commission under the Securities Act and the Exchange Act litigation, employee relations and benefits, taxes, stockholder vote, required compliance with laws, properties, environmental matters, intellectual property, insurance and Year 2000 compliance.

    Purchaser and Quebecor Printing have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Purchaser and Quebecor Printing's organization and authority to enter into the Merger Agreement, that Purchaser will have sufficient funds available to it to purchase the Shares, that none of Purchaser or Quebecor Printing owns (other than possibly through their employee benefit plans) any Shares and with respect to Quebecor Printing, its subsidiaries, capitalization, Commission filings, litigation, employee relations and benefits, taxes, employee benefit plans, compliance with laws, environmental matters, intellectual property, Year 2000 compliance, stockholder votes, necessary consents and subscription rights.

    BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase of such number of Shares as satisfies the Minimum Condition and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that the number of Shares purchased by Purchaser bears to the number of Shares outstanding. The Company has agreed that, upon request of Purchaser, it will promptly (i) increase the size of the Company's Board of Directors to the extent permitted by its Company Charter and By-Laws (and amend the Company Charter and By-Laws, if so

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required, to increase the size of the Board of Directors to allow for such additional directors) and/or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors (and hold a meeting for such purpose); and (iii) cause Purchaser's designees to be so elected. At the request of Purchaser, the Company has agreed to promptly take, at its expense, all action required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and necessary to effect any such election, including the mailing to its stockholders of the information required to be disclosed pursuant thereto. Purchaser will supply to the Company in writing and be solely responsible for any information with respect to themselves and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    COVENANTS RELATING TO THE CONDUCT OF BUSINESS.

    THE COMPANY. Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time (unless Quebecor Printing shall otherwise agree in writing (which consent shall not be unreasonably withheld)), except as set forth in the Merger Agreement, it will use its reasonable efforts to carry on, its and its subsidiaries' respective businesses in the ordinary course of business and consistent with past practice, and except in connection with the adoption by the Company of a shareholder rights plan that would not be applicable to, or adversely affect the transactions contemplated by the Merger Agreement, neither the Company nor any of its subsidiaries shall: (i) issue (except pursuant to employee and non-employee director stock options outstanding on the date hereof) sell, pledge, dispose of or encumber (or permit any of its subsidiaries to issue, sell, pledge, dispose of or encumber): (A) any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any capital stock of the Company or any of its subsidiaries, or
(B) any material assets of the Company or any of its subsidiaries except in the ordinary course of business; (ii) amend or propose to amend the certificate or articles of incorporation or By-Laws or similar governing instruments of the Company or any of its subsidiaries; (iii) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to the Shares; (iv) redeem, purchase or acquire, or offer to acquire (or permit any of its subsidiaries to redeem, purchase or acquire or offer to acquire) any Shares or other securities of the Company; or (v) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph.

    In addition, the Company agreed that neither the Company nor any of its subsidiaries will (i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or material assets thereof for aggregate consideration for all such acquisitions in excess of $25,000,000; (ii) incur any indebtedness for borrowed money or issue any debt securities except the borrowing of working capital in the ordinary course of business and consistent with past practice; or (iii) enter into or materially modify any contract, agreement, commitment or arrangement with respect to any of the foregoing.

    Except as set forth in the Merger Agreement, or in the ordinary course of business in accordance with past practice, neither the Company nor any of its subsidiaries shall enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers, directors or employees. Except as set forth in the Merger Agreement, neither the Company nor any of its subsidiaries shall adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, other than (i) in the ordinary course of business consistent with past practice for the benefit or welfare of any employee, (ii) for the purpose of accelerating the vesting of restricted stock and stock options, (iii) to the extent required by law, or (iv) with respect to new hires or promotions in the ordinary course of business.

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    The Company agreed to use reasonable efforts (i) to cause its current insurance (or reinsurance) policies not to be canceled or terminated; and (ii) to not permit any of the coverage thereunder to lapse, in any such case unless prior to or promptly after such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing. The Company agreed to use reasonable efforts, and cause each of its subsidiaries to use reasonable efforts, to keep substantially intact their respective business organizations and goodwill, keep available the services of their officers and employees as a group and maintain their present relationships with suppliers and customers and others having business relationships with them. The Company agreed not to make awards of restricted stock or grants of options.

    QUEBECOR PRINTING. Quebecor Printing agreed that prior to the Effective Time, unless the Company shall otherwise agree in writing (which consent shall not be unreasonably withheld prior to the consummation of the Offer), Quebecor Printing would not (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, except that Quebecor Printing may continue the declaration and payment of regular quarterly cash dividends (with usual record and payment dates and in accordance with its past dividend policy), (B) split, combine or reclassify or otherwise alter the Quebecor Printing Stock or any other class of Quebecor Printing's capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of Quebecor Printing Stock or any other class of Quebecor Printing's capital stock or other securities convertible into or exchangeable for such shares, and (ii) authorize for issuance, issue, deliver or sell for below market value any shares of Quebecor Printing Stock or any other class of Quebecor's capital stock other then non-voting preferred stock or other securities convertible into or exchangeable for such shares (except upon the conversion of Quebecor Printing multiple voting shares, the grant of options or issued in the ordinary course of business pursuant to existing Quebecor Printing options plans or exercise of stock options).

    MEETINGS. The Company has agreed to take all action necessary in accordance with and subject to applicable law and its Company Charter and By-Laws to convene a meeting of its stockholders promptly after the consummation of the Offer (or if the Offer has been terminated pursuant to the One-Step Transaction, as promptly as practicable) to consider and vote upon the Merger Agreement. The Company has agreed to use all reasonable efforts to obtain the necessary adoption of the Merger Agreement by the stockholders of the Company, subject to the exercise of fiduciary duties by the Company's Board of Directors under applicable law. At any such meeting, Purchaser and Quebecor Printing has agreed to vote or cause to be voted all of the Shares then owned by them and their subsidiaries in favor of adoption of the Merger Agreement and the Company has agreed to vote or cause to be voted all Shares with respect to which proxies in the form distributed by the Company have been given, and not voted against the adoption of the Merger Agreement, in favor of adoption of the Merger Agreement. Between the date of consummation, if any, of the Offer and the date of the Company stockholders meeting referred to above, Quebecor Printing and Purchaser has agreed to not sell, transfer, dispose of or encumber in any manner or otherwise subject to any voting or other agreement with any party any of the Shares purchased in the Offer or any voting rights with respect thereto. Between July 12, 1999 and the Effective Time, neither Quebecor Printing nor any of its subsidiaries has agreed to acquire, or agree to acquire, whether in the open market or otherwise, any rights in any securities of the Company other than pursuant to the Offer or the Merger.

    COMPANY PROXY AGREEMENT. The Company has agreed to file with the Commission under the Exchange Act within 20 business days from July 12, 1999, and has agreed to use all reasonable efforts to have cleared by the Commission, in each case at the earliest practicable date, a proxy statement (the "Company Proxy Statement"), with respect to the adoption by the Company's stockholders of the Merger Agreement in form and substance reasonably satisfactory to Purchaser and its counsel. The Company has agreed to use its reasonable best efforts to include the Company Proxy Statement in the

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Form F-4 (as defined below). Quebecor Printing, Purchaser and the Company have agreed to cooperate with each other in the preparation of the Company Proxy Statement; without limiting the generality of the foregoing, each of Quebecor Printing and Purchaser will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement. The Company Proxy Statement shall, subject to the exercise of fiduciary duties by the Board of Directors under applicable law, contain the determination and recommendation of the Board of Directors of the Company referred to above.

    PREPARATION OF THE FORM F-4 AND THE QUEBECOR PRINTING PROXY STATEMENT. The Quebecor Printing Stock to be issued in the Merger will be registered under the Securities Act on a Form F-4 registration statement (the "Form F-4"). As soon as practicable following the date of the Merger Agreement, but in no event later than 20 business days from July 12, 1999, Quebecor Printing has agreed to prepare and file with the Commission the Form F-4. Quebecor Printing has agreed to use its reasonable best efforts to respond promptly to any comments of the Commission and to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing. Quebecor Printing has agreed to use its reasonable best efforts to include the Company Proxy Statement in the submission of the Form F-4 to the Commission. Quebecor Printing will advise the Company, promptly after it receives notice thereof, of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Quebecor Printing Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the Commission for amendment of Form F-4 or comments thereon and responses thereto or requests by the Commission for additional information. Quebecor Printing has agreed to obtain, and has agreed to provide evidence reasonably satisfactory to the Company of, all necessary rulings or orders of Canadian securities regulatory authorities exempting the distribution by Quebecor Printing of the shares of Quebecor Printing Stock issuable in connection with the Merger and the resale of such shares from the registration and prospectus delivery requirements and resale restrictions of applicable Canadian securities laws on terms reasonably satisfactory to the Company.

    Quebecor Printing has agreed to use its reasonable best efforts to have any approval by the shareholders of Quebecor Printing that may be required by the rules and regulations of the NYSE, Montreal Exchange and Toronto Stock Exchange waived by such exchanges, and if any such waiver is not obtained, Quebecor Printing has agreed to, as soon as practicable following the date of the Merger Agreement, take all action necessary in accordance with applicable law or exchange rules to obtain such shareholder approval.

    ADDITIONAL EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company, Purchaser and Quebecor Printing agreed to use all reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by the Offer and the Merger Agreement, including without limitation, cooperating with each other, using reasonable efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings, including without limitation, submissions of information requested by governmental authorities. Notwithstanding the foregoing, Quebecor Printing and Purchaser (i) shall on or prior to November 9, 1999 (unless extended in the sole discretion of the Company) secure the expiration or termination of any applicable waiting period under the H-S-R Act or the statutes, rules, regulations, administrative and judicial doctrines and any other antitrust or competition laws of the United States, any State thereof, any foreign country or the European Union (the "Antitrust Laws"), (ii) shall take all action necessary or required, including any litigation or appeals, to permit the consummation no later than November 9, 1999 (unless extended in the sole discretion of the Company) of the Offer, the Merger and the other transactions contemplated by the Merger Agreement under the Antitrust Laws, and (iii) shall avoid the imposition of any injunction or other order under the Antitrust Laws (and to the extent an injunction or other order has been issued, shall secure its immediate dissolution) that would prevent the

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consummation of the Offer, the Merger or the transactions contemplated by the
Merger Agreement on or prior to November 9, 1999 (unless extended in the sole discretion of the Company). The Company agreed to cooperate with Quebecor Printing and Purchaser in connection with the satisfaction of this covenant; provided, however, that the steps or actions referred to in this paragraph that may be required to be taken by the Company shall be subject to the consummation of the Offer (or if the Offer has been terminated pursuant to the One-Step Transaction, to the closing of the Merger).

    ACQUISITION PROPOSALS. The Company agreed in the Merger Agreement that from the date of the Merger Agreement until its termination, except as described below, (a) it and its subsidiaries will not directly or indirectly make, solicit, initiate or encourage submission of proposals or offers from any persons (including any of its officers or employees) with respect to an Acquisition Proposal, and (b) it will immediately cease and cause to be terminated all discussions or negotiations with third parties with respect to any Acquisition Proposal and promptly notify Purchaser after receipt of any bona fide Acquisition Proposal or any inquiry from any person relating thereto and promptly provide Purchaser with a reasonable summary of the financial and other material terms of such Acquisition Proposal. An "Acquisition Proposal" is defined in the Merger Agreement as any proposal or offer involving liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or substantially all of the assets of, or equity interest in, the Company or other similar transaction or business combination involving the Company or its material subsidiaries. The Merger Agreement also provides that to the extent that the Company's Board of Directors conclude, acting in good faith, after receiving advice from outside legal counsel or its financial advisors that the following action is necessary or appropriate in order to act in a manner which is consistent with its fiduciary duties under applicable law, may furnish or cause to be furnished information to third parties concerning itself and its businesses, properties or assets, engage in discussions or negotiations with a third party regarding an Acquisition Proposal initiated by a third party, or following receipt of an Acquisition Proposal, take or disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to the Company's stockholders or withdraw, modify or amend its recommendation of the transactions contemplated by the Merger Agreement and/or enter into an agreement providing for the consummation of such Acquisition Proposal.

    EMPLOYEE COMPENSATION AND BENEFITS. Effective no later than the Effective Time, the Company (or Quebecor Printing as applicable) will enter into agreements and adopt plans or programs, the terms and conditions of which shall be consistent in all material respects with those set forth in a schedule to the Merger Agreement.

    For the two-year period immediately following the consummation of the Offer, Quebecor Printing shall provide certain executives with an annual base salary and target bonus no less than such executive was eligible to receive immediately prior to the consummation of the Offer and with employee benefits pension including welfare, fringe and other employee benefits that are comparable, on a benefit by benefit basis, to benefits as provided by the Company immediately prior to the consummation of the Offer. Notwithstanding the foregoing, during the two-year period immediately following the consummation of the Offer, all employees of the Surviving Corporation who were employees of the Company immediately prior the consummation of the Offer shall be entitled to severance benefits upon termination without Cause (as defined in the Merger Agreement) that are no less than those under the severance policies of the Company in effect immediately prior to the consummation of the Offer. Bonuses for the fiscal year ended December 31, 1999 ("1999 Fiscal Year") shall be paid to each participant ("Participant") under the Company's Management by Objective bonus plan ("MBO Plan") as follows: (i) at the consummation of the Offer, a pro rata bonus, if any, shall be paid based on achievement of the Participant's performance targets under the MBO Plan, as determined by Marc L. Reisch, and the portion of the 1999 Fiscal Year completed as of the consummation of the Offer and (ii) the balance of such 1999 bonus, if any, shall be paid on January 31, 2000, based on achievement of the Participant's performance targets under the MBO Plan, as determined by Mr. Reisch and Charles

G. Cavell, and the portion of the 1999 Fiscal Year after the consummation of the Offer; provided, however, that if such Participant's employment is terminated after the consummation of the Offer by Quebecor Printing or the Company for other than Cause (as defined in the Merger Agreement) or by the Participant with Good Reason (as defined in the Merger Agreement), the balance of such 1999 bonus, if any, shall be paid promptly following termination based on the achievement of Participant's performance targets as determined by Mr. Reisch at the consummation of the Offer (pursuant to clause (i) above) and the portion of the 1999 Fiscal Year completed after the consummation of the Offer. If the Offer is terminated pursuant to the One-Step Transaction, references to "consummation of the Offer" shall be deemed replaced by the term "Effective Time".

    INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, to the extent not covered by the insurance described below, Purchaser will indemnify, defend and hold harmless all officers, directors and employees of the Company or any of its subsidiaries against all losses, expenses, claims, damages or liabilities arising out of claims brought or made by third parties including, without limitation, derivative claims in connection with the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law and shall advance expenses prior to the final disposition of these claims and liabilities. Purchaser agreed to continue to keep in effect all rights to indemnification now existing in favor of the directors, officers or employees of the Company or any of its subsidiaries (including, without limitation, any person who was or becomes a director, officer or employee prior to the Effective Time (the "Indemnified Parties") under the DGCL or as provided in the Company Charter or By-Laws with respect to matters occurring on or prior to the Effective Time and for a period of not less than six years after the Effective Time (or, in the case of claims or other matters occurring on or prior to the expiration of such six year period, which have not been resolved prior to the expiration of such six year period, until such matters are finally resolved) and Purchaser shall honor, and shall cause the Surviving Corporation to honor, all such rights. Purchaser shall cause to be maintained in effect for not less than six years from the Effective Time, an insurance and indemnification policy for the Company's current directors, officers and employees that covers events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable to the Company's existing directors, officers or employees than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Purchaser and the Surviving Corporation will not be required, however, to pay an annual premium for the D&O Insurance in excess of 200% of the amount that the Company spent for these purposes in the last fiscal year.

    QUEBECOR PRINTING GUARANTEE. Quebecor Printing unconditionally and irrevocably guaranteed to the Company the due, prompt and faithful performance of, and compliance with, all agreements and obligations of Purchaser in this Agreement. Quebecor Printing agreed that the Company shall have the right to enforce this guarantee to ensure Purchaser's performance of, and compliance with, all agreements and obligations of Purchaser in this Merger Agreement without being required to first proceed against Purchaser.

    CONDITIONS PRECEDENT TO MERGER. The respective obligations of the Company, Purchaser and Quebecor Printing to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) unless the Offer has been terminated pursuant to the One-Step Transaction, the Offer shall have been consummated in accordance with its terms; PROVIDED, HOWEVER, that this condition shall be deemed to be satisfied if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer other than as a result of a failure of a condition thereof; (b) if the Offer has been terminated pursuant to the One-Step Transaction, the waiting period applicable to the consummation of the Merger under the H-S-R Act shall have expired or been terminated; (c) the requisite approval of the respective shareholders of Quebecor Printing (if required) and of the Company shall have been obtained; (d) the Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no stop order or similar restraining order shall be threatened or entered by the Commission or any state securities administration preventing the Merger, and all necessary rulings or orders of Canadian securities authorities exempting the distribution by Quebecor Printing of the shares of Quebecor Printing Stock issuable in connection with the Merger and the resale of such shares from the registration and prospectus delivery requirements and resale restrictions of applicable Canadian securities laws shall have been received; (e) the shares of Quebecor Printing Stock issuable to the Company's stockholders and holders of Company Stock Options as contemplated by this Agreement shall have been approved for listing on the NYSE, Toronto Stock Exchange and Montreal Exchange subject to official notice of issuance; (f) there shall have been no law, statute, rule or regulation in the United States, Canada, the European Union or any member state of the European Union enacted or promulgated which is in effect and, in the judgment of a majority of the continuing directors (or if the Offer has been terminated pursuant to the One-Step Transaction, in the reasonable judgement of the Company), has the effect of making the acquisition of Shares illegal or otherwise prohibits consummation of the Merger; and (g) there shall not be in effect any preliminary or final injunction or temporary restraining order or other order or decree issued by any federal, provincial or state court or administrative agency or authority in the United States, Canada, the European Union or any member state of the European Union enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Purchaser of Shares.

    ADDITIONAL CONDITIONS. If the Offer is terminated pursuant to the One-Step Transaction, then the obligations of (a) Quebecor Printing and Purchaser to consummate the Merger shall also be subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the representations and warranties of the Company set forth in this Agreement shall be true and correct immediately prior to the Effective Time, except for failures to be true and correct that would not be reasonably likely to have a material adverse effect, PROVIDED, HOWEVER, that representations or warranties which by their terms are given as of a specified date shall be true and correct as of such date and (ii) the Company shall have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it on or before the Effective Time, and (b) the Company to consummate the Merger shall also be subject to the satisfaction at or prior to the Effective Time of similar conditions to those listed in clauses (a)(i) and (a)(ii) of this paragraph.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) by written mutual consent of Purchaser and the Company prior to the consummation of the Offer (or, if the Offer has been terminated pursuant to the One-Step Transaction, prior to the Effective Time); (b) by either Purchaser or the Company: (i) unless the Offer has been terminated pursuant to the One-Step Transaction, if the Offer shall not have been consummated by November 10, 1999, or, if all of the conditions listed in Section 15, other than the Minimum Condition shall have been satisfied by November 10, 1999, such later date as provides at least 15 business days from the date the Purchaser shall have publicly announced that all of the Offer Conditions other than the Minimum Condition have been satisfied; (ii) a permanent injunction or other final, non-appealable order by any federal or state court in the United States or federal or provincial court in Canada which prohibits the consummation of the Merger shall have been issued and remain in effect; PROVIDED, HOWEVER, that prior to invoking this right of termination each party agrees to comply with the actions described in "--Additional Agreements," above; and, PROVIDED FURTHER, that the occurrence of an event described in this clause (b)(ii) related to the Antitrust Laws shall constitute a breach of the covenant of Quebecor Printing and Purchaser described in clause (ii) (set forth in "Additional Agreements" above); or (iii) if the Offer has been terminated pursuant to One-Step Transaction and if the Merger has not been consummated on or prior to November 19, 1999; (c) by Purchaser prior to the consummation of the Offer (or, if the Offer has been terminated pursuant to the One-Step Transaction, prior to the Effective Time): (i) if (1) the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, its approval or recommendation of the Offer (unless the Offer has been terminated pursuant to the

One-Step Transaction) or the Merger or shall have resolved to do any of the foregoing; or (2) if the Company shall have entered into a definitive agreement to accept an Acquisition Proposal; (ii) if the Board of Directors of the Company shall have modified its approval of the Offer (unless the Offer has been terminated pursuant to the One-Step Transaction or the Merger in a manner adverse to Purchaser and the Minimum Condition shall not have been met on the then scheduled expiration date of the Offer immediately following such modification; or (iii) if the Offer shall have terminated or expired in accordance with the terms of this Agreement (unless the Offer has been terminated pursuant to the One-Step Transaction) without Purchaser or a subsidiary of Quebecor Printing having purchased any Shares thereunder, PROVIDED, HOWEVER, that prior to invoking this right of termination Purchaser has extended the Offer in accordance with its obligations to do so under the Merger Agreement; or (d) by the Company prior to the consummation of the Offer (or if the Offer has been terminated pursuant to the One-Step Transaction, prior to the Effective Time): (i) (1) if the Company withdraws its recommendation of the Offer (unless the Offer has been terminated pursuant to the One-Step Transaction) or the Merger following the receipt of an Acquisition Proposal or
(2) if the Company shall have entered into a definitive agreement to accept an Acquisition Proposal; or (ii) unless the Offer has been terminated pursuant to the One-Step Transaction, if the Offer shall not have been consummated by October 11, 1999 (and if the Offer has been terminated pursuant to the One-Step Transaction if the Merger shall not have been consummated by October 11, 1999) by reason of not having obtained all required approvals under Antitrust Laws, PROVIDED, HOWEVER, that such date shall be extended by each day that the Company is not in substantial compliance with any second request issued on the transactions contemplated by this Agreement but only if and to the extent that Quebecor Printing and Purchaser are in substantial compliance when the Company is not. Notwithstanding the above, neither the Company nor Purchaser are permitted to terminate the Merger Agreement if the event which gave rise to such termination right is a result of or arose in connection with any action or inaction of the party seeking to terminate taken or not taken in breach of the terms of the Merger Agreement.

    FEES AND EXPENSES. Except as described in the next sentence, pursuant to the Merger Agreement, each party to the Merger Agreement agreed to pay its own respective costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. See Section 17. The Company also agreed in the Merger Agreement that, if the Merger Agreement is terminated pursuant to: (a) clause (b)(ii) (set forth above in "Termination") and at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Purchaser) shall have become the beneficial owner of more than 30% of the outstanding Shares (with appropriate adjustments for reclassifications of capital stock, stock dividends, stock splits, reverse stock splits and similar events) and such person, entity or group (or any subsidiary of such person, entity or group) thereafter enters into a definitive agreement with the Company to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement and such transaction is thereafter consummated; (b) clause
(c)(i)(2) or (d) (1) (set forth above in "Termination"); (c) clauses (c)(i)(1),
(c)(ii) or (c)(iii) (set forth above in "Termination"), and in each case, prior to the time of termination of the Merger Agreement, there shall exist a bona fide Acquisition Proposal that has been made known to the Company or publicly announced by a third party that is more favorable from a financial point of view than the Offer and the Merger, the Company shall enter into a definitive written agreement to accept an Acquisition Proposal from such party at any time on or prior to the date which is six months after the termination of this Agreement and such transaction shall thereafter be consummated; then the Company shall pay to Purchaser the Termination Amount (as defined below). Such payment shall be made as promptly as practicable but in no event later than (i) in the case of paragraph (b) of this section, two business days following termination of this Agreement, (ii) in the case of paragraph (a) of this section, upon consummation of such Acquisition Proposal, and (iii) in the case of paragraph (c) of this section, upon entering into a definitive agreement to accept such Acquisition Proposal. Each such payment shall be made by wire transfer of immediately available funds to an account designated by Purchaser without set-off or deduction. The term "Termination Amount" as used herein shall mean (i) if (A) any third party has on or prior to July 26, 1999, and, at such time, the Company was not in violation of the provisions described in ("Acquisition Proposals" set forth above), (x) made a bona fide Acquisition Proposal or (y) requested that the Company enter into negotiations or discussions concerning an Acquisition Proposal or possible Acquisition Proposal and has indicated a potential price or range of prices in connection therewith, and (B) a payment is required to be made pursuant to this section by the Company to Purchaser as a result of the Company entering into a written agreement to accept an Acquisition Proposal with any such third party or such third party acquiring 50% or more of the outstanding Shares, $10,662,000 and (ii), in each other circumstance, $42,648,000.

    (ii) TENDER, VOTING AND OPTION AGREEMENT

GENERAL

    The Tender, Voting and Option Agreement (the "TVO Agreement") establishes certain rights and obligations of certain stockholders (the "Stockholders") in connection with the Offer and the Merger. The Stockholders hold, in the aggregate, approximately 24% of the issued and outstanding Shares as of July 8, 1999. The following summary is qualified in its entirety by reference to the complete text of the TVO Agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the TVO Agreement.

AGREEMENT TO TENDER SHARES

    Each of the Stockholders has agreed in the TVO Agreement to tender into the Offer and not to withdraw prior to the earlier of (i) the termination of the Merger Agreement and (ii) the termination of the Offer without the purchase of Shares pursuant thereto, all of the Shares (other than Shares granted under the 1998 Restricted Stock Plan of the Company) owned by such Stockholder as of July 12, 1999 (the "Subject Shares"). Notwithstanding the foregoing, no Stockholder who is a natural person is required to tender any of such Stockholders' Shares if such Stockholder would be subject to any liability under Section 16 of the Exchange Act, as a result of any such tender of Shares purchased prior to July 12, 1999.

AGREEMENT TO VOTE SHARES

    Each of the Stockholders has further agreed in the TVO Agreement to:

    - be present, in person or by proxy, at all Company stockholders meetings, so that all Shares then held by such Stockholder and entitled to vote may be counted; and

    - vote, or deliver a written consent covering, all the Shares then held by such Stockholder to approve the Merger and Merger Agreement and against any action which would reasonably be expected to result in a failure of the conditions to the Merger to be satisfied.

INCONSISTENT AGREEMENTS

    Each Stockholder has agreed not to enter into any voting agreement, or grant a proxy or power of attorney with respect to the Subject Shares which is inconsistent with the TVO Agreement.

WAIVER OF APPRAISAL RIGHTS

    To the extent permitted by law, each Stockholder has agreed to waive any appraisal, dissenters' or similar rights that such Stockholder may have under Delaware law with respect to the Merger.

RESTRICTION ON TRANSFER

    Until the Merger is consummated or the Merger Agreement is terminated, each Stockholder has agreed not to transfer (other than pursuant to the Offer) record ownership or beneficial ownership, or both, of any Subject Shares to any person or group other than to an affiliate of such Stockholder that agrees to comply with the tender and voting requirements of the TVO Agreement.

OPTION OF PARENT

    Under the TVO Agreement each Stockholder has granted to Parent an irrevocable option to purchase all of such Stockholder's shares, in accordance with the following terms:

    - The exercise price for each Share subject to any such option shall be $35.69, payable in cash.

    - Parent may exercise any such option if, but only if, there has occurred a Triggering Event (as defined in the Stock Option Agreement which is described below).

    - If Parent exercises any such option, it must exercise each option with respect to the Subject Shares of all Stockholders.

    - The ability of Parent to exercise any such option terminates upon the earlier of:

    (i) the Effective Time;

    (ii) the termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of a Triggering Event and at the time of such termination the conditions prerequisite to a Triggering Event occurring in the future are incapable of being fulfilled;

   (iii) the passage of nineteen business days after the date of the Triggering Event; or

    (iv) November 9, 1999, if all governmental and regulatory approvals for Parent to exercise the option shall not have been obtained or if an injunction or similar legal prohibition on exercise shall then be in effect

    - If it exercises any such option, Parent agrees to purchase Shares from any holder of Shares with "tag-along" or similar rights granted by any Stockholder who wishes to sell such Shares on the same terms as the Stockholders;

    - Parent must remit to the Stockholders on a pro rata basis 50% of any consideration it receives in any sale or other disposition of shares purchased pursuant to exercise of option in excess $35.69 per share.

NO SOLICITATION

    - Each Stockholder agrees not to solicit or encourage the submission of proposals relating to an Acquisition Proposal and to notify Parent of the submission of or inquiry regarding any Acquisition Proposal.

TERMINATION OF TENDER AND VOTING OBLIGATIONS

    The tender and voting obligations of each Stockholder terminate upon the first to occur of the consummation of the Merger, the termination of the Merger Agreement, the approval of the Merger and the Merger Agreement by the requisite vote of the stockholders of the Company and the termination of the Offer without the purchase of Shares pursuant thereto, other than a termination of the Offer in connection with a One-Step Transaction.

INDEMNIFICATION

    In consideration of certain Stockholders affiliated with KKR (the "KKR Stockholders") entering into the TVO Agreement, the Company has agreed to indemnify such Stockholders against certain liabilities relating to or arising out of the transactions contemplated by the Merger Agreement or any Acquisition Proposal (as such term is defined in the Merger Agreement).

    (iii) STOCK OPTION AGREEMENT

    Concurrently with the execution of the Merger Agreement, Parent and the Company entered into the Stock Option Agreement (the "Stock Option Agreement"). The following summary is qualified in its entirety reference to the complete text of the Stock Option Agreement, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Stock Option Agreement.

OPTION

    The Company has granted to Parent an option (the "Option") to purchase up to 3,760,000 Shares (representing 9.9% of the outstanding Shares) if the Termination Fee in the amount of $10,662,000 becomes payable or 7,558,300 Shares (representing 19.9% of the outstanding Shares) if the Termination Fee in the amount of $42,648,000 becomes payable (the "Option Amount"), in each case at $35.69 per Share (the "Option Price").

EXERCISE

    Each of the Company and Parent has agreed in the Stock Option Agreement to the following:

    - Parent may exercise the Option, in whole only, if, but only if, the termination fee provided for in the Merger Agreement becomes payable (a "Triggering Event") and notice of such exercise is received prior to the occurrence of an Exercise Termination Event (as defined below).

    - Each of the following is an "Exercise Termination Event":

        (i) the Effective Time;

        (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of a Triggering Event and at the time of such termination the conditions prerequisite to a Triggering Event occurring in the future are incapable of being fulfilled;

       (iii) the passage of 30 days after the date of the Triggering Event;

        (iv) November 9, 1999, if all governmental and regulatory approvals for Parent to exercise the Option shall not then have been obtained or if an injunction or similar legal prohibition on exercise shall then be in effect; or

        (v) the receipt by Parent of the termination fee pursuant to the Merger Agreement.

    - The Company must promptly notify Parent in writing of the occurrence of any Triggering Event;

COVENANTS OF THE COMPANY

    In addition to its other agreements and covenants, the Company has agreed to:

    - maintain sufficient authorized but unissued or treasury Shares so that the Option may be exercised without additional authorization of common stock;

    - not to avoid observance or performance of any covenants, stipulations or conditions of the Company;

    - promptly to take all action required to permit the holder of the Option to exercise the Option and for the Company to issue Shares pursuant thereto.

ADJUSTMENTS

    The Stock Option Agreement provides that the number of Shares purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment under the following conditions:

    - In the event of any change in the distribution of the common stock the type and number of Shares shall be adjusted so that if any additional Shares are issued the number of Shares subject to the Option shall be increased so that after issuance and together with Shares previously issued pursuant to exercise of the Option, it equals the Option Percentage of the number of Shares then issued and outstanding;

    - Whenever the number of Shares purchasable upon exercise of the Option is adjusted the Option Price shall be adjusted by multiplying the Option Price by the fraction the numerator of which is the number of Shares purchasable prior to the adjustment and the denominator of which is the total number of Shares purchasable after the adjustment.

REGISTRATION

    Within one year of the exercise of the Option, the Company has agreed to file up to two registration statements and use all reasonable efforts to make these statements effective in order to permit the sale of Shares in accordance with the Securities Act of 1933, as amended (the "Securities Act"). If Shares are listed on a securities exchange or market, the Company will file an application and use its reasonable best efforts to obtain approval of such listing.

SUBSTITUTE OPTION

    The Stock Option Agreement provides that if prior to an Exercise Termination Event the Company (i) enters into an agreement to merge with a person other than Parent or a subsidiary ("Excluded Persons") and is not the surviving corporation; (ii) merges with another non-Excluded Person but continues as the surviving corporation although its stock represents less than 50% of all outstanding stock; or (iii) sells or transfers all or substantially all of its assets to a non-Excluded Person then the holder of the Option may exchange it for those of (x) the continuing person in a merger with Issuer (other than the Company); (y) the Company in a merger where the Company was continuing person; and (z) the transferee of all or substantially all of the Company's consolidated assets ("Acquiring Corporations"), or any person that controls the Acquiring Corporation (such new Option, the "Substitute Option").

    The Substitute Option shall:

    - provide the holder thereof with no less advantageous terms than the original option;

    - be exercisable for shares of stock with the greatest voting power of the issuer of the Substitute Option ("Substitute Shares") equal to the highest of the (i) price per share of common stock for which a tender or exchange offer has been made (ii) price per share of common stock to be paid by any third party pursuant to an agreement with the Company, or (iii) the sum of the net price of all or substantially all of the Company's assets divided by the number of shares of the Company's common stock outstanding at time of sale ("Assigned Value") multiplied by the number of shares of common stock prior to the occurrence of the event which precipitated the Substitute Option, divided by the average closing price per Substitute Share for the preceding year which may not exceed the preceding day's closing price ("Average Price"). Where the Company issues the Substitute Option the Average Price shall be computed based on a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person;

    - not yield a number of shares in excess of the Option Percentage of substitute Shares then issued and outstanding at the time of exercise. In the event the Substitute Option would be exercisable for more than the Option Percentage of the substitute Shares then issued and outstanding, the issuer of the Substitute Option shall make a cash payment to the holder of such Substitute Option equal to the excess of: (i) the value of the Substitute Option without giving effect to the limitation of this clause over (ii) the value of the Substitute Option after giving effect to the limitation of this clause.

EXTENSION

    The Stock Option Agreement provides that a time extension may be sought until November 9, 1999 when necessary:

    - to obtain governmental and regulatory approval and to allow for the expiration of statutory waiting periods

    - during a period in which an injunction or legal prohibition shall be in effect

    - to extent necessary to avoid liability under Section 16 of the Exchange
      Act

FILINGS; OTHER ACTIVITIES

    Both parties have agreed to use their best efforts to make all filings and to obtain the approval necessary from governmental and regulatory authorities to enable the consummation of the transactions contemplated by the Stock Option Agreement.

TOTAL PROFIT

    The Stock Option Agreement provides that the difference between the net cash amounts received by Parent for the sale of Option Shares and Parent's purchase price for such shares together with any amounts Parent received for the transfer of such Option to a third party ("Total Profit") may not exceed the termination fee received as a result of the Triggering Event ("Total Profit Amount") less the amount of any fee paid pursuant to the termination provisions of the Merger Agreement. Parent has the discretion to exercise any of the following options to prevent such an imbalance:

    - reduce the number of shares subject to the Option;

    - deliver for cancellation Option shares previously purchased by Parent; or

    - pay cash to the Company.

    The Option may not be exercised for a number of Shares that, if combined with all Option Shares held by Parent and sold for cash at the closing market price for common stock on the previous day ("Notional Total Profit") would exceed the Total Profit Amount less the amount of any fee paid pursuant to the termination provisions of the Merger Agreement.

    (iv) REGISTRATION RIGHTS AGREEMENT

    Concurrently with the execution of the Merger Agreement, Parent and the KKR Stockholders entered into the Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which Parent granted the KKR Stockholders certain registration rights with respect to the Subordinate Voting Shares that the KKR Stockholders may own upon conversion or issuance of Subordinate Voting

Shares pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Registration Rights Agreement a copy of which is attached as Exhibit 4 hereto and incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Registration Rights Agreement.

SHELF REGISTRATION

    The Registration Rights Agreement provides that Parent shall, as promptly as practicable, file with the Commission a Registration Statement for an offering to be made on a continuous basis pursuant to the Shelf Rules covering all of the Registrable Securities (as defined below) (the "Shelf Registration Statement"). The Shelf Registration Statement shall permit registration of such Registrable Securities for resale in the United States and Canada by Holders in the manner designated by them (including, without limitation, one or more underwritten offerings). Parent cannot permit any securities other than the Registrable Securities to be included in the Shelf Registration Statement or any Subsequent Shelf Registration Statement (as defined below). Parent must use all reasonable efforts to cause the initial Shelf Registration Statement to be declared effective by the 30(th) day after consummation of the Merger and to keep the Shelf Registration Statement continuously effective, subject to certain extension provisions,(the "Effectiveness Period") or such shorter period ending when (i) all Registrable Securities have been sold as contemplated in the initial Registration Statement or (ii) a Subsequent Shelf Registration Statement covering all the Registrable Securities has been declared effective.

    If the initial Shelf Registration Statement (or any subsequent Shelf Registration Statement) ceases to be effective during the Effectiveness Period, Parent must use all reasonable efforts to obtain withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional "shelf" Registration Statement pursuant to Rule 415 covering all of the Registrable Securities (a "Subsequent Shelf Registration Statement"). Parent must use its best efforts to cause the Subsequent Shelf Registration Statement to be declared effective and to keep such Subsequent Shelf Registration Statement effective for the remaining days left in the Effectiveness Period.

    PIGGYBACK REGISTRATION. The Registration Rights Agreement provides that if Parent proposes to register any of its equity securities, whether for its own account or for the account of a third party, at any time in which the Shelf Registration Statement is not yet or has ceased to be effective (subject to certain exceptions), each KKR Stockholder may request that Parent include any or all of their Registrable Securities in the registration. The Registration Rights Agreement permits Parent to exclude shares in certain circumstances and provides for certain priorities in registration.

    CERTAIN OTHER PROVISIONS. All expenses incident to Parent's performance of its registration obligations under the Registration Rights Agreement, including the reasonable fees and expenses of one counsel retained in connection with each registration by the KKR Stockholders of a majority of the Registrable Securities being registered, will be paid by Parent. Underwriting commissions or discounts or transfer taxes, if any, attributable to the sale of Registrable Securities by the Stockholders will be paid by the KKR Stockholders.

    The Registration Rights Agreement contains customary indemnification provisions whereby Parent is obligated to indemnify and hold harmless the KKR Stockholders and certain related parties, and the KKR Stockholders are obligated under certain circumstances to indemnify and hold harmless Parent and certain related parties, in each case in connection with liabilities relating to the registration of the Registrable Securities.

    (v) ARRANGEMENTS BETWEEN THE COMPANY, PARENT AND CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.

    Pursuant to the Merger Agreement, the Company or Parent, as applicable, has agreed to enter into agreements and adopt plans or programs, effective no later than the Effective Time with certain directors and executive officers of the Company. The expected terms and conditions of such agreements include the following:

    Robert G. Burton, the current Chief Executive Officer and Chairman of the Board of the Company, shall resign as of the consummation of the Offer. At such time, Mr. Burton shall receive payments under the Change in Control Agreement ("CIC Agreement") between Mr. Burton and the Company (as described below), dated April 16, 1999, the World Color Press, Inc. Third Amended and Restated Supplemental Retirement Program, effective April 1, 1995, and his 1999 bonus. Mr. Burton shall become a member of the Board of Directors of Parent following such resignation from the Company.

    Marc L. Reisch, the current President of the Company, shall become the Chairman, Chief Executive Officer and President of the North American Group (U.S. and Canada) of Parent and a member of the Office of the President of Parent. Mr. Reisch's salary and bonus target shall be increased to a level commensurate with such positions and related authority. The corporate headquarters of Parent shall remain in Montreal, but the corporate headquarters of the North American Group and Mr. Reisch's principal office shall be in Greenwich, Connecticut.

    Parent and the Company have agreed to enter into individual agreements with a limited group of executives, including Mr. Reisch ("Group A Executives"), effective as of the consummation of the Offer ("Group A Agreements"). Each Group A Agreement shall provide for a lump sum retention bonus equal to (i) 40% of the cash payment portion of the Severance Benefits provided under such Group A Executive's CIC Agreement, payable upon the consummation of the Offer and (ii) 60% of the cash payment portion of the Severance Benefits provided under such Group A Executive's CIC Agreement, payable upon the first anniversary of the consummation of the Offer, unless prior to such first anniversary the Group A Executive's employment is terminated by Parent other than for Cause or by the Group A Executive for Good Reason, in which case severance benefits described below shall apply. Each Group A Agreement shall also provide for severance benefits upon termination by Parent other than for Cause or by the Group A Executive for Good Reason during the two years following the consummation of the Offer including (i) an amount equal to the cash payment portion of the Severance Benefits provided under such Group A Executive's CIC Agreement, reduced by the amount of any retention bonus already paid; PROVIDED, HOWEVER, that if such payment is equal to zero then the Group A Executive shall be entitled, as soon reasonably practicable after termination, to one times the sum of his or her then current annual base salary and target bonus, (ii) continuation of coverage and participation in employee welfare and fringe benefit plans or programs until the end of the three-year period (two-year period in the cases of three of the Group A Executives) following termination (the "Severance Period"), subject to mitigation upon re-employment and receipt of comparable benefits and (iii) during the Severance Period, outplacement services no less favorable than the executive outplacement provided by the Company consistent with past practices. The Group A Agreements include a noncompetition/no raid covenant, which provides that for one and one-half years (one year in the cases of three of the Group A Executives) following termination, a Group A Executive shall not directly or indirectly, own, manage, operate, join, control or participate in the ownership, management, operation or control, or be connected as a director, officer, employee, partner, consultant or otherwise with any "competing business", other than as a shareholder or beneficial owner, directly or indirectly, of five percent or less of the outstanding securities of a publicly held competing business, nor shall such Group A Executive solicit customers or employees from the Company. For these purposes, "competing business" means any business, firm or enterprise engaged in a business substantially similar to the Company's printing business as it exists at the time of the consummation of the Offer within the same geographical locations in which the Company operates on the date of the consummation of the Offer. Group A Executives shall receive a full gross-up for all excise taxes and related costs in connection with any payments deemed "excess parachute payments."

    The Company has also agreed to enter into individual agreements with certain other key executives ("Group B Executives"), effective as of the consummation of the Offer ("Group B Agreements"). Such Group B Agreements shall provide for $10 million to be set aside to fund lump sum retention bonuses to each Group B Executive, 40% of which shall be payable on the consummation of the Offer and 60% shall be payable on the earlier of the first anniversary thereof or termination by Parent other than for Cause or by the Group B Executive for Good Reason. Each Group B Agreement shall also provide for severance benefits upon termination by Parent other than for Cause or by the Group B Executive for Good Reason during the one year following the consummation of the Offer including (i) a lump sum payment equal to the balance of the retention bonus and (ii) continuation of coverage and participation in employee welfare and fringe benefit plans or programs until the earlier of the first anniversary of termination or the date on which the Group B Executive becomes re-employed and receives comparable benefits. Group B Executives shall receive a full gross-up for all excise taxes and related costs in connection with any payments deemed "excess parachute payments."

    The Company has entered into Change in Control Severance Agreements (the "CIC Agreements"), dated as of April 16, 1999, with eight senior executives: Ms. Adams, Ms. Hlavaty and Messrs. Burton, Reisch, Lewis, Lillie, Quinlan and Carousso (the "Executives"). The following summary is qualified in its entirety to the complete text of the CIC Agreements, copies of which are attached as Exhibits 5-12 hereto and incorporated herein by reference.

    The Agreements provide for severance benefits to any Executive whose employment is terminated by the Company without Cause or by the Executive for Good Reason (as those terms are defined in the CIC Agreement) within two years after a Change of Control or in connection with a Potential Change in Control which results in a Change in Control (as those terms are defined below) (a "Covered Termination").

    An Executive whose employment is subject to a Covered Termination is entitled to receive (i) a lump sum payment equal to three times (two times in the cases of Messrs. Quinlan and Carousso, and Ms. Hlavaty) the greater of base salary plus target bonus in effect on (a) the date of such Covered Termination or (b) the date of such Change in Control; (ii) immediate vesting of all equity-based awards and, if the Executive elects, cash out of stock options, in lieu of issuing shares upon exercise thereof, at the difference between the aggregate exercise price of such options and the product of the aggregate number of options times the greater of the (a) per share value received by shareholders upon Change in Control and (b) fair market value per share upon Change in Control; (iii) continuation for the three-year period (two-year period in the cases of Messrs. Quinlan and Carousso, and Ms. Hlavaty) after termination of life, disability, accident, health and dental benefits substantially similar to those received prior to notice of termination (reduced by comparable benefits received or made available without cost to the Executive during such period); and (iv) a lump sum payment equal to the benefits under all defined benefit and cash balance plans of the Company which the Executive would have accrued had he or she remained employed for an additional three years, assuming no change in base salary and bonus potential, assuming full bonus payout and without regard to amendments effective after the applicable Change in Control or Potential Change in Control. An Executive shall also be entitled to legal fees and expenses as a result of a Covered Termination, as well as an additional payment, if necessary, to make the Executive whole for any excise or income tax, imposed by reason of a payment under the CIC Agreement being deemed to constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended.

    Each CIC Agreement also provides that the Executive shall remain employed by the Company until the earliest of (i) six months after a Potential Change in Control, (b) Change in Control, (c) termination for Good Reason, death, disability, retirement or by the Company for any reason. The Executive shall also be subject to a noncompetition covenant for 18 months (12 months in the case of Messrs. Quinlan and Carousso and Ms. Hlavaty) following the initial receipt of severance benefits described above.

    "Change in Control" means (i) any Person (as defined in the Exchange Act), other than any employee benefit plan then maintained by the Company, becomes the beneficial owner of shares of the Company having 30 percent or more of the total number of votes that may be cast for the election of directors of the Company,
(ii) as the result of, or in connection with, any contested election for the Board of Directors of the Company, or any tender or exchange offer, merger or other business combination or sale of assets or any combination of the foregoing (a "Transaction"), the persons who were directors of the Company before the Transaction shall cease to constitute a majority of the Board of Directors of the Company or any successor to the Company or its assets, or (iii) at any time
(a) the Company shall consolidate or merge with any other Person and the Company shall not be the continuing or surviving corporation, (b) any Person shall consolidate or merge with the Company and the Company shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding Company stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (c) the Company shall be a party to a statutory share exchange with any other Person after which the Company is a subsidiary of any other Person, or (d) the Company shall sell or otherwise transfer 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any Person.

    "Potential Change in Control" means (i) the Company enters into an agreement, the consummation of which would be Change in Control; (ii) a public announcement is made of an intention to take or consider taking actions which, if consummated, would be a Change in Control; or (iii) Board of Directors of the Company adopts a resolution to the effect that a Potential Change in Control has occurred.

    Certain other agreements between the Company and certain of its executive officers, including agreements relating to the treatment of employee stock options and fiscal year 1999 bonuses, are described in the description of the merger agreement set forth is subparagraph (i) above. In addition, as described below, pursuant to an engagement letter dated July 9, 1999, the Company has agreed to pay KKR a fee in connection with the negotiation of the Offer and the Merger. As set forth in the description of the TVO Agreement above, the Company has also agreed to indemnify Stockholders affiliated with KKR against certain liabilities in consideration for their entering into the TVO Agreement. Finally, as described in Section 3(b)(iv), Parent and the KKR Stockholders have entered into the Registration Rights Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Company Board, at a special meeting held on July 9, 1999, unanimously
(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (iii) approved the Stock Option Agreement and the transactions contemplated thereby, (iv) approved the TVO Agreement and the transactions contemplated thereby and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

(B) BACKGROUND OF THE OFFER, REASONS FOR THE RECOMMENDATION

    The terms and conditions of the Offer to Purchase, the Merger Agreement and related agreements are the result of arm's length negotiations between the Company, Quebecor Printing and their representatives. The following is a summary of the background to these negotiations and the execution of the Merger Agreement.

    On October 28, 1998, Pierre Karl Peladeau, at that time Executive Vice President and Chief Operating Officer of Quebecor Printing, contacted Robert G. Burton, Chairman and Chief Executive Officer of the Company, to explore a possible strategic transaction. Messrs. Peladeau and Burton subsequently met on November 4, 1998 to pursue their discussion of a potential business combination between Quebecor Printing and the Company. There were no further contacts between the parties until January, 1999.

    On January 12, 1999, Messrs. Peladeau and Burton met at the Company's corporate headquarters in Greenwich, Connecticut, along with Charles G. Cavell, President and Chief Executive Officer of Quebecor Printing and Scott M. Stuart of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a member of the Company's Board of Directors, to discuss Quebecor Printing's interest in pursuing a possible strategic combination with the Company. Mr. Stuart is a general partner of KKR Associates, L.P. ("KKR Associates") and an affiliate of KKR. KKR provides advisory services to the Company, and KKR Associates is the general partner of four partnerships that together with KKR Associates own approximately 24% of the outstanding Shares. There were no further contacts between the parties until April, 1999.

    On April 19, 1999, Messrs. Peladeau and Stuart met in New York with a view to initiate discussions regarding Quebecor Printing's possible interest in acquiring the Company, the Company's business and the terms, conditions and structure of a possible transaction.

    On May 25, 1999, Mr. Peladeau, in his capacity as Vice Chairman of Quebecor Printing, met with Mr. Stuart, Alexander Navab, Jr., a member of the Board of Directors of the Company and executive of KKR, and Joseph Bae, an executive of KKR, and reiterated the possible interest of Quebecor Printing in acquiring the Company. The parties then discussed in broad terms the possible consideration and other terms of such transaction. These discussions were not conclusive in relation to terms and conditions.

    On June 7, 1999, representatives of Quebecor Printing and the Company met in Montreal to explore potential terms and conditions of a business combination. Quebecor Printing was represented by Mr. Peladeau, Francois R. Roy, Executive Vice President and Chief Financial Officer of Quebecor Inc. was also present at the meeting. Messrs. Stuart, Navab and Bae were present on the Company's behalf. These discussions were not conclusive in relation to terms and conditions.

    During the period from June 16 to June 18 Messrs. Peladeau, Roy, Cavell and Christian Paupe, Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Quebecor Printing met in Montreal with representatives of RBCDS and CSFB to discuss an analysis of the proposed combination, valuation, parameters, combination characteristics, financial analysis, other issues and potential next steps.

    On June 23, 1999, representatives of KKR on behalf of the Company and representatives of Quebecor Printing met to discuss the rationale for, and benefits of a possible business combination, potential transaction structures, preliminary due diligence requirements, management issues and price considerations for the proposed transaction and to establish a framework for continuing the discussions between the two companies.

    On June 24, 1999, separate meetings between Messrs. Peladeau and Burton and Messrs. Peladeau, Stuart, Navab and Bae took place to discuss further terms and conditions relating to the proposed transaction. During these discussions, representatives of KKR on behalf of the Company and representatives of Quebecor Printing were unable to agree upon the total value of consideration to be offered and the percentages of stock and cash in such consideration. Representatives of the Company also sought to protect the value of any stock of Quebecor Printing to be received by the stockholders of the Company in a merger with such mechanisms as a floating exchange ratio and a 'collar' for the stock portion of the consideration. Following these discussions, representatives of RBCDS and CSFB met with representatives of KKR to continue discussion of potential terms and conditions, including the inclusion of a collar for the issuance of Quebecor Printing stock in the Merger.

    On June 25, 1999, at a joint meeting of the Executive Committee of the Board of Directors of Quebecor Inc. and the Board of Directors of Quebecor Printing, the directors of Quebecor Inc. approved the proposed transaction in principle and authorized the management of Quebecor Printing to pursue the negotiation of the final terms of the transaction subject to the approval of the Board of Directors of Quebecor Printing.

    On June 25, 1999, after an internal review by Quebecor Printing and Quebecor Inc. of the proposed terms and conditions of the Merger and the status of ongoing negotiations, Messrs. Peladeau and Stuart had a telephone conversation, during which the preference of Quebecor Printing for the issuance of a fixed number of shares in connection with the Merger was discussed.

    On June 27, 1999, Messrs. Peladeau and Stuart had a telephone conversation wherein no specific agreements were reached regarding the principal economic terms of the transaction. In particular, the parties were unable to agree upon the total value of consideration to be offered, the percentages of stock and cash in the transaction or whether any collar or similar mechanism would be provided with respect to Quebecor Printing stock to be issued in the Merger. Messrs. Peladeau and Stuart agreed however that representatives of management and legal advisors of both parties should meet to discuss the financial and legal terms of the proposed transaction, pursue their work on documentation and propose a list of issues for consideration by senior management.

    On June 28 and 29, 1999, representatives of RBCDS had telephone conversations with representatives of Morgan Stanley & Co. Incorporated to discuss terms and conditions of the Offer and the Merger.

    On June 30 and July 1, 1999 representatives of the parties continued to meet to discuss certain terms of the transaction including the consideration to be received by the Company's stockholders. Messrs. Peladeau, Roy, Paupe, and John
A. Willett of Arnold & Porter, representing Quebecor Printing, met with Messrs. Stuart, Navab and David J. Sorkin of Simpson Thacher & Bartlett, representing the Company, and discussed terms and conditions in relation to the proposed transaction including the support from KKR for the transaction, the Tender, Voting and Option Agreement, the Stock Option Agreement, termination fees, management issues and other considerations. At this meeting, Quebecor Printing's representatives increased their offer to the consideration to be received in the Offer and the Merger subject to the approval of Quebecor Printing's Board of Directors. Subject to the resolution of certain remaining issues, including management related issues, the Company's representatives agreed to discuss this revised proposal with the Board of Directors of the Company.

    Beginning on July 1, 1999, the Company conducted its due diligence investigation of Quebecor Printing.

    During the July 4th weekend, Messrs. Peladeau and Stuart discussed unresolved issues concerning the proposed business combination, and the Right Honorable Brian Mulroney, a director of Quebecor Printing, had a discussion with Henry Kravis, a senior executive of KKR, concerning management issues in connection with a possible combination of Quebecor Printing and the Company.

    On July 5, 1999, Quebecor Printing's Board of Directors authorized Quebecor Printing to enter into the Merger Agreement on the terms and conditions presented to the Board of Directors.

    On July 6, 1999, the Board of Directors of the Company met to consider the possible transaction. At the meeting, members of senior management and representative of the Company's legal and financial advisors reviewed with the Board, among other things, the status of the ongoing discussions between the Company and Quebecor Printing, and management's views on the advisability of pursuing a transaction with Quebecor Printing. The Company's legal and financial advisors also discussed the proposed terms and structure of a business combination with Quebecor Printing. The Board agreed that management should pursue further discussions with Quebecor Printing, and agreed to reconvene when all remaining open issues had been resolved and due diligence had been completed. The Board took no further action at this meeting.

    On July 6, 1999, representatives of the Company and Quebecor continued the negotiation of the terms of the transaction and the draft Merger Agreement and other related transaction documents. In addition, the parties discussed the terms of the management arrangements to be entered into at the time of execution of the Merger Agreement.

    On July 7, 1999, Quebecor Printing began its due diligence investigation of the Company.

    On July 7, 1999, Messrs. Peladeau, Cavell and Paupe met with Mr. Burton and Marc L. Reisch, President, Ms. Jennifer L. Adams, Vice Chairman, Chief Legal and Administrative Officer and Mr. Robert B. Lewis, Executive Vice President and Chief Financial Officer of the Company, to discuss terms and conditions of the offer and the merger, due diligence and other issues in connection with the proposed business combination.

    On July 8 and 9, 1999, Messrs. Paupe and Navab met and had telephone conversations to discuss due diligence findings, to review the status of Quebecor Printing financing for the Offer and to finalize terms and conditions of the Offer and the Agreement and Plan of Merger.

    On Friday, July 9, 1999, following the close of New York Stock Exchange trading, the Board of Directors of the Company met to consider the proposed transaction with Quebecor Printing. Representatives of the Company's senior management and the Company's legal and financial advisors made presentations and reviewed, among other things, the matters set forth below under "--Reasons for the Recommendation." The Company's legal advisors reviewed with the Board the transaction terms that had been negotiated since the Board meeting on July 6, 1999, including arrangements with management. Morgan Stanley made a presentation including, among other things, a financial analysis of the proposed transaction with Quebecor Printing and rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth therein the consideration to be received by the holders of Shares pursuant to the transactions contemplated by the Merger Agreement, including the Offer and the Merger is fair from a financial point of view to such holders. Following discussion, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of the stockholders of the Company, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, approved the Stock Option Agreement and the transactions contemplated thereby, approved the Tender, Voting and Option Agreement and the transactions contemplated thereby and recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, members of the Board of Directors not affiliated with KKR and who constitute a majority of the Board of Directors, approved the engagement letters with Morgan Stanley and KKR.

    Thereafter, the Merger Agreement and related agreements were signed, and prior to the opening of business on Monday, July 12, 1999, the parties issued a joint press release announcing execution of the Merger Agreement and related agreements.

REASONS FOR THE RECOMMENDATION

    In reaching the determination described in paragraph (a) above, the Company Board considered a number of factors including, without limitation, the following:

    (i) the amount of consideration to be received by the Company's stockholders in the transactions contemplated by the Merger Agreement relative to the earnings and cash flows of the Company, comparable precedent transactions and public market prices of comparable companies, and the implied premium of such consideration over the market price of the Shares;

    (ii) a review of the Company's business, financial performance and operations as well as the potential for cost savings and other synergies that could be created by combining the two companies;

   (iii) the due diligence review of Quebecor Printing conducted by management of the Company and the Company's legal, financial and accounting advisors in connection with the receipt by Company stockholders of Subordinate Voting Shares in the Merger

    (iv) the terms of the Merger Agreement and the Stock Option Agreement, including Quebecor Printing's representation in the Merger Agreement that it will have available to it the financing necessary to complete the Offer and the Merger and the absence of a financing condition in the Merger Agreement and including Quebecor Printing's undertaking in the Merger Agreement to secure all required antitrust clearances;

    (v) a review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of continuing to operate the Company as an independent entity, as well as the risks and uncertainties associated with those alternatives;

    (vi) the fact that the holders of approximately 24% of the shares of Common Stock were prepared to commit to tender their shares into the Offer pursuant to the terms of the TVO Agreement and the review by the Company Board of the terms of the TVO Agreement;

   (vii) the increasing difficulty of the Company to identify attractive acquisitions of significant scale;

  (viii) the financial presentation of Morgan Stanley to the Board in connection with the Offer and the Merger, including the opinion of Morgan Stanley, delivered to the Company Board that as of such date and, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders (the full text of the Morgan Stanley written opinion dated as of July 12, 1999 is attached as Annex B hereto and should be read in its entirety);

    (ix) the review by Morgan Stanley of the strategic alternatives available to the Company, the potential synergies available to Quebecor Printing and the absence of any contacts in spite of persistent rumors in the printing industry of a transaction with Quebecor Printing during recent months;

    (x) the fact, notwithstanding the foregoing, that pursuant to the Merger Agreement, the Company may respond to an unsolicited proposal, and may terminate the Merger Agreement and accept such alternative proposal, subject to compliance with the terms of the Merger Agreement and the payment of the Termination Fee (as defined in the Merger Agreement) and to Purchaser's right to exercise the option set forth in the Stock Option Agreement;

    (xi) the fact that the Termination Fee (and the number of Shares subject to the Option) is significantly lower in connection with a termination of the Merger Agreement as a result of entering into an acquisition proposal with any potential third party acquiror of the Company that surfaces within two weeks of the signing of the Merger Agreement.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    In connection with the Offer and the Merger and other matters arising in connection therewith, Morgan Stanley has been retained as the financial advisor to the Company.

    Pursuant to an engagement letter dated July 9, 1999 (the "Engagement Letter"), the Company has agreed to pay Morgan Stanley a fee of $7,500,000, payable upon consummation of the Offer, or, in the event of the One-Step Transaction, payable at the Effective Time of the Merger. The Company also has agreed to reimburse Morgan Stanley for reasonable expenses and to indemnify Morgan Stanley and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Morgan Stanley and its affiliates have in the past provided investment banking services to the Company and its affiliates in particular action by lead manager is connection with a high yield offering for the Company in February of 1999. Morgan Stanley has also provided certain investment banking services to Quebecor Printing unrelated to the Offer and the Merger, for which services Morgan Stanley has received compensation. In the ordinary course of business, Morgan Stanley and its affiliates may actively trade or hold the securities of the Company for its own account or for the accounts of customers and, accordingly, may at any time hold a net long or short position in such securities.

    In consideration of its advisory services to the Company in connection with the negotiation of the Offer and the Merger, pursuant to an engagement letter dated July 9, 1999, KKR will receive a fee of $17,500,000 payable upon consummation of the Offer, or, in the event of the One-Step Transaction, payable at the Effective Time of the Merger. The directors of the Company who are not affiliated with KKR, and who constitute a majority of the entire board of directors, unanimously approved the payment of the fee to KKR.

    Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the stockholders of the Company on behalf of the Company concerning the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Other than as set forth on Annex C to this Statement, to the best knowledge of the Company, there were no transactions in the Shares effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best knowledge of the Company, to the extent permitted by the applicable securities laws, rules, and regulations, all of the Company's executive officers, directors, and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16 of the Exchange Act. Pursuant to the terms of the TVO Agreement and subject to the qualifications and limitations set forth therein, the Stockholders have agreed to tender approximately 24% of the Shares outstanding.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    (a) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders.

    (b) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

    In accordance with the Merger Agreement and Section 203, at its meeting on July 9, 1999, the Company Board unanimously approved the Offer and the Merger, the Stock Option Agreement and the TVO Agreement and determined to make the restrictions of Section 203 inapplicable to the Offer, the Merger, the Stock Option Agreement and the TVO Agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT
   NUMBER                                                    DESCRIPTION
-------------  --------------------------------------------------------------------------------------------------------
          1    Agreement and Plan of Merger, dated as of July 12, 1999, among Quebecor Printing Inc., Printing
               Acquisition and World Color Press, Inc. (incorporated by reference to Exhibit (c)(1) to the Tender Offer
               Statement on Schedule 14D-1, dated July 16, 1999, filed by Quebecor Printing Inc. and Printing
               Acquisition Inc. relating to the Common Stock of World Color Press, Inc.)

          2    Tender, Voting and Option Agreement, dated as of July 12, 1999, Quebecor Printing Inc. and each of the parties listed on the signature page thereto. (Incorporated by reference to Exhibit (c)(2) to the Tender
               Offer Statement on Schedule 14D-1, dated July 16, 1999, filed by Quebecor Printing Inc. and Printing
               Acquisition Inc. relating to the Common Stock of World Color Press, Inc.)

   EXHIBIT
   NUMBER                                                    DESCRIPTION
-------------  --------------------------------------------------------------------------------------------------------
          3    Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing Inc. and World Color Press,
               Inc. (Incorporated by reference to Exhibit (c)(4) to the Tender Offer Statement on Schedule 14D-1, dated
               July 16, 1999, filed by Quebecor Printing Inc. and Printing Acquisition Inc. relating to the Common
               Stock of World Color Press, Inc.)

          4    Registration Rights Agreement, dated as of July 12, 1999, by and among Quebecor Printing Inc., APC
               Associates, L.P., GR Associates, L.P., WCP Associates, L.P., KKR Associates, L.P. and KKR Partners II,
               L.P. (Incorporated by reference to Exhibit (c)(5) to the Tender Offer Statement on Schedule 14D-1, dated
               July 16, 1999, filed by Quebecor Printing Inc. and Printing Acquisition Inc. relating to the Common
               Stock of World Color Press, Inc.)

          5    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Jennifer L. Adams.

          6    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Robert G. Burton.

          7    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Paul Carousso.

          8    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Robert Lewis.

          9    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and James Lillie.

         10    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Thomas Quinlan.

         11    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Marc L. Reisch.

         12    Agreement, dated as of April 16, 1999, between World Color Press, Inc. and Marie Hlavaty.

         13    Opinion of Morgan Stanley & Co. Incorporated, dated July 12, 1999 (included as Annex B to the Schedule
               14D-9).*

         14    Joint Press Release of Quebecor Printing Inc. and World Color Press, Inc., dated July 12, 1999
               (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of World Color Press, Inc.,
               filed with the Securities and Exchange Commission on July 13, 1999).

         15    Letter to Stockholders of World Color Press, Inc., dated July 16, 1999.*

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                WORLD COLOR PRESS, INC.

                                By:  /s/ JENNIFER L. ADAMS
                                     -----------------------------------------
                                     Name: Jennifer L. Adams
                                     Title: Vice Chairman, Chief Legal and
                                          Administrative Officer and Secretary

Dated: July 16, 1999

                                                                         ANNEX A

                            WORLD COLOR PRESS, INC.
                                    THE MILL
                              340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about July 16, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of World Color Press, Inc. ("World Color" or the "Company") to holders of the common stock, $0.01 par value (the "Common Stock" or "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Printing Acquisition Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Quebecor Printing Inc. ("Quebecor Printing"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On July 16, 1999, the Company, Quebecor Printing, and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser is required to commence a tender offer (the "Offer") to purchase up to 23,500,000 Shares (representing approximately 62% of the issued and outstanding Shares as of July 8, 1999) at a price of $35.69 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, collectively, the "Offer Documents"), copies of which have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the
Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Quebecor Printing and Purchaser with the Securities and Exchange Commission (the "Commission"). The Merger Agreement contemplates that, following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company with the Company as the surviving corporation. Stockholders of the Company receiving subordinated voting shares of Quebecor Printing and/or cash in exchange for their Shares on the terms and subject to the conditions of the Merger Agreement. The Offer, the Merger, the Merger Agreement, the Tender and Voting Agreement and the Registration Rights Agreement are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 to which this Information Statement forms Annex A, which was filed by the Company with the Commission on July 16, 1999 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Quebecor Printing, Purchaser or the Quebecor Designees (as defined herein) has been provided by Quebecor Printing. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of July 8, 1999, there were 37,981,422 shares of Common Stock outstanding (including 330,285 shares of Restricted Stock), and each share of such Common Stock is entitled to one vote. The Board of Directors presently consists of seven members. Directors are generally elected at the annual stockholders meeting.

              RIGHTS TO DESIGNATE DIRECTORS AND QUEBECOR DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, Purchaser will be entitled to designate up to such number of directors of the Company (the "Quebecor Designees"), rounded up to the next whole number, as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors of the Board multiplied by the percentage that the aggregate number of Shares owned by Purchaser or any of its affiliates bears to the total number of Shares then outstanding. The Company is required, at such time, to cause the Quebecor Designees to be elected to the Board of Directors, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both.

    Following the election or appointment of the Quebecor Designees to the Board of Directors and prior to the effective time of the Merger: (i) any amendment or waiver of any term or condition of the Merger Agreement or the Amended and Restated Certificate of Incorporation or Bylaws of the Company affecting indemnification; (ii) any termination of the Merger Agreement by the Company;
(iii) any extension by the Company of the time for performance of any of the obligations or other acts of Purchaser or Quebecor Printing under the Merger Agreement; (iv) any waiver or assertion of any of the Company's rights under the Merger Agreement; or (v) any other consent or action by the Board of Directors with respect to the Merger Agreement requires the separate concurrence of a majority of the continuing directors of the Company who hold office as of the date of the Merger Agreement or if there are no such continuing directors, then a majority of the directors of the Company then in office who were not designated by Purchaser (the "Disinterested Directors"). The number of Disinterested Directors shall not be less than two.

    The Quebecor Designees will be selected by Quebecor from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Quebecor Designees currently is a director of, or holds any positions with, the Company. Quebecor has advised the Company that, to the best of Quebecor's knowledge, except as set forth below, none of the Quebecor Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Quebecor and the Company that have been described in the Schedule 14D-1 or the
Schedule 14D-9.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with Quebecor Printing, unless otherwise noted. Unless otherwise noted, each such person is a citizen of the Canada, and the business address of each person listed below is c/o Quebecor Printing Inc. 612 St. James Street, Montreal, Quebec H3C 4M8.

                                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND ADDRESS                                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------------  ---------------------------------------------------------------------

Charles G. Cavell.........................  Mr. Cavell, 57, President of Purchaser; President and Chief Executive
                                            Officer of Quebecor Printing since January 1998; previously president and chief operating officer of Quebecor Printing from 1989 to
                                            December 1997. Chairman of the Board of Sun Media Corporation;

Pierre Karl Peladeau......................  Mr. Peladeau, 37, Chairman of the Board of Purchaser; President and
                                            Chief Executive Officer of Quebecor Inc.; Vice Chairman of the Board
                                            of Quebecor Printing since May 1999; previously executive vice president and chief operating officer of Quebecor Printing from April
                                            1998 until April 1999; managing director of Quebecor Printing Europe from June 1994 until April 1998; president of Quebecor Group Inc.
                                            (currently known as Quebecor Communications Inc.) from July 1991 until June 1994.

Christian M. Paupe........................  Mr. Paupe, 41, Treasurer of Purchaser; Executive Vice President,
                                            Chief Administrative Officer and Chief Financial Officer of Quebecor
                                            Printing since May 1999; previously executive vice president and chief financial officer of Quebecor Printing from January 1999 until
                                            April 1999; senior executive vice president and director of Levesque
                                            Beaubien Geoffrion Inc. from 1997 until January 1999; senior vice president of Southam Inc. from 1995 until 1997; vice president, corporate finance of Bell Canada International Inc. from 1993 until
                                            1995. Mr. Paupe is a Swiss and Canadian citizen.

Francois R. Roy...........................  Mr. Roy, 44, Executive Vice President and Chief Financial Officer of
                                            Quebecor Inc. since February 1999; previously vice president and chief financial officer of Quebecor Inc. from August 1998 until
                                            January 1999 and vice president, finance and treasurer from August
                                            1991 until August 1997; executive vice president and chief financial officer of Avenor Inc. from August 1997 until August 1998.

Louis Saint-Arnaud........................  Mr. Saint-Arnaud, 52, Secretary of Purchaser; Vice President, Legal
                                            Affairs and Secretary of Quebecor Inc., Quebecor Printing, Sun Media
                                            Corporation and Quebecor Communications Inc.

                        CURRENT DIRECTORS OF THE COMPANY

    The name, age, present principal occupation or employment and five-year employment history of the current directors of the Company are set forth below. Unless otherwise noted, each person is a citizen of the United States, and the business address of each such person is c/o World Color Press, Inc., The Mill, 340 Pemberwick Road, Greenwich, Connecticut 06831. Some of the current directors may resign effective immediately following the consummation of the Offer by Purchaser.

NAME, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY/OTHER PUBLIC COMPANY DIRECTORSHIPS               AGE      DIRECTOR SINCE
---------------------------------------------------------------------------------------------      ---      ---------------

GERALD S. ARMSTRONG is General Partner of Arena Capital Partners, LLC, a private investment            55           1987
  firm, a position he has held since February 1998. Prior thereto since 1993, he was a
  Partner and a Director of Stonington Partners, Inc., a private investment firm. Mr.
  Armstrong is also a director of Ann Taylor Stores Corporation and Blue Bird Corporation.
ROBERT G. BURTON has been Chairman of the Board of Directors and Chief Executive Officer of            61           1991
  the Company since May 1991.
PATRICE M. DANIELS is a Managing Director, High Yield and Acquisition Financing for CIBC               38           1998
  Oppenheimer Corp., a position she has held since March 1997. From July 1987 until March
  1997, she was employed by Bankers Trust Company, most recently as a Managing Director.
MARK J. GRIFFIN is a Founder of the Eagle Hill School in Greenwich, Connecticut and has been           51           1996
  headmaster of the school since 1975. He is also a psychologist in private practice since
  1990.
ALEXANDER NAVAB, JR. has been an Executive of Kohlberg Kravis Roberts & Co. L.P. ("KKR") and           33           1995
  a limited partner of KKR Associates, L.P. ("KKR Associates") since 1993. He and is also a director of Borden, Inc., KSL Recreation Corporation, Newsquest Plc Regal Cinemas, Inc.
MARC L. REISCH is President of the Company, a position he has held since November 1998. Prior          43           1996
  thereto Mr. Reisch was Vice Chairman, Group President from January 1998 until November
  1998. He was Group President, Sales and Chief Operating Officer of the Company from August
  1996 until January 1998 and Executive Vice President, Chief Operating and Financial Officer
  from June 1996 until August 1996. He was Executive Vice President, Chief Operating and
  Financial Officer and Treasurer from July 1995 until June 1996 and Executive Vice
  President, Chief Financial Officer and Treasurer from October 1993 to July 1995.
SCOTT M. STUART has been a member of the limited liability company which is the general                40           1992
  partner of KKR since January 1996. Prior thereto, from January 1995 to January 1996 he was a general partner of KKR. Mr. Stuart is a general partner of KKR Associates since January
  1995, and prior thereto an Executive of KKR and a limited partner of KKR Associates since
  1986. He is also a director of AEP Industries, Inc., Borden, Inc., The Boyds Collection,
  Ltd., KSL Recreation Corporation and Newsquest Plc.

                               EXECUTIVE OFFICERS

    The table below sets forth certain information regarding our current executive officers as of July 9, 1999.

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Robert G. Burton....................          61   Chairman of the Board of Directors and Chief Executive Officer
Jennifer L. Adams...................          40   Vice Chairman, Chief Legal and Administrative Officer and Secretary
Jerome V. Brofft....................          54   Senior Vice President, Purchasing
Paul B. Carousso....................          30   Vice President, Controller
Robert B. Lewis.....................          35   Executive Vice President, Chief Financial Officer
James E. Lillie.....................          38   Executive Vice President, Investor Relations and Corporate
                                                   Communications
Heidi J. Nolte......................          42   Senior Vice President, Chief Information Officer
Thomas J. Quinlan III...............          36   Senior Vice President, Treasurer
Marc L. Reisch......................          43   President

    ROBERT G. BURTON has been Chairman of the Board of Directors and Chief Executive Officer since May 1991.

    JENNIFER L. ADAMS has been Vice Chairman, Chief Legal and Administrative Officer and Secretary since January 1998. Prior to holding that position, Ms. Adams held the position of Executive Vice President, Chief Legal and Administrative Officer and Secretary since July 1995 and the position of Executive Vice President, General Counsel and Secretary of World Color from October 1993 until July 1995.

    JEROME V. BROFFT has been Senior Vice President, Purchasing since October 1995. Prior to holding that position, Mr. Brofft held the position of Vice President, Purchasing and Logistics from February 1995 until October 1995 and the position of Vice President, Purchasing from May 1992 until February 1995.

    PAUL B. CAROUSSO has been Vice President, Controller since December 1998. Prior to holding that position, Mr. Carousso was Vice President, Assistant Controller from July 1998. Mr. Carousso held the position of Assistant Controller from July 1996 until July 1998 and the position of Manager, Financial Reporting from October 1994 until July 1996. Prior to joining World Color, Mr. Carousso was an auditor with Ernst & Young LLP.

    ROBERT B. LEWIS has held the position of Executive Vice President, Chief Financial Officer since December 1998. Prior to holding that position, Mr. Lewis held the position of Senior Vice President, Controller from December 1997 and the position of Vice President, Corporate Controller from August 1997 until December 1997. Mr. Lewis held the position of Vice President, Corporate Accounting from November 1996 until August 1997 and the position of Vice President, Strategic Planning since joining World Color in August 1996. Prior to joining World Color, Mr. Lewis was with L.P. Thebault (a commercial printer) since 1989, most recently as Vice President, Budgetary Operations.

    JAMES E. LILLIE has been Executive Vice President, Investor Relations and Corporate Communications since July 1998. Prior to holding that position, Mr. Lillie held the position of Executive Vice President, Operations since January 1998. Mr. Lillie held the position of Corporate Vice President, Human Resources from May 1996 until January 1998 and held the position of Regional Vice President, Human Resources from January 1996 through April 1996. Mr. Lillie held the position of

Vice President, General Manufacturing Manager of World Color's Bradley Printing facility from January 1995 to January 1996 and the position of Vice President and Senior Human Resources and Administration Executive at Alden Press, from the time Alden was acquired by World Color in February 1993.

    HEIDI J. NOLTE has been Senior Vice President, Chief Information Officer of World Color since July 1997. Prior to holding that position, Ms. Nolte was Vice President, Chief Information Officer since joining World Color in September 1994. Prior to joining World Color, Ms. Nolte was Senior Director, MIS at U.S. Surgical where she had been employed since 1979.

    THOMAS J. QUINLAN III has been Senior Vice President, Treasurer since July 1998. Prior to holding that position, Mr. Quinlan held the position of Vice President, Treasurer since July 1997. Mr. Quinlan was Assistant Treasurer of World Color from February 1994 until July 1997. Prior to joining World Color, Mr. Quinlan was Manager of Treasury Administration at Marsh & McLennan Companies Inc.

    MARC L. REISCH was appointed President of World Color in November 1998. Prior to holding that position, Mr. Reisch held the position of Vice Chairman, Group President since January 1998. Mr. Reisch held the position of Group President, Sales and Chief Operating Officer from August 1996 until January 1998 and held the position of Executive Vice President, Chief Operating and Financial Officer from June 1996 until August 1996. Mr. Reisch held the position of Executive Vice President, Chief Operating and Financial Officer and Treasurer from July 1995 until June 1996. Prior to holding that position, Mr. Reisch was Executive Vice President, Chief Financial Officer and Treasurer since October 1993.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 9, 1999, including beneficial ownership by (i) each stockholder of the Company who owns more than 5% of the outstanding shares of the Common Stock, (ii) each director and nominee of the Company, (iii) the Chief Executive Officer of the Company, (iv) the Company's four highest paid executive officers (exclusive of the Chief Executive Officer) and (v) all directors and executive officers of the Company as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The following table does not include options which will be accelerated in connection with the transactions contemplated by the Merger Agreement.

                                                                           NUMBER OF SHARES      PERCENTAGE OF
                                                                             OF THE COMMON     OUTSTANDING SHARES
NAME                                                                        STOCK OWNED(1)    OF THE COMMON STOCK
-------------------------------------------------------------------------  -----------------  --------------------
KKR Associates(2)........................................................       9,016,489                23.7%
Scott M. Stuart(2).......................................................              --                  --
Alexander Navab, Jr......................................................              --                  --
Gerald S. Armstrong......................................................          63,058(3)                *
Patrice M. Daniels.......................................................           1,510                   *
Mark J. Griffin..........................................................           2,445                   *
Robert G. Burton.........................................................         561,789(4)              1.5
Marc L. Reisch...........................................................         217,317(5)                *
Jennifer L. Adams........................................................         170,672(6)                *
James E. Lillie..........................................................          25,088(7)                *
Robert B. Lewis..........................................................          25,722(8)                *
All directors and executive officers as a group..........................       1,151,801(9)              3.0%

------------------------

*   Signifies less than 1%

(1) For purposes of this table, "beneficial ownership" includes any shares which such person has the right to acquire within 60 days of July 9, 1999. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for purposes of computing the percentage ownership of such person, but is not deemed to be outstanding in computing the percentage ownership of any other person.

(2) Shares shown as owned by KKR Associates are owned of record by KKR Associates, APC Associates, L.P. ("APC Associates"), GR Associates, L.P. ("GR Associates"), WCP Associates, L.P. ("WCP Associates") and KKR Partners II, L.P. ("KKR Partners II"). The sole general partner of each of APC Associates, GR Associates, WCP Associates and KKR Partners II is KKR Associates which possesses sole voting and investment power with respect to the shares of the Common Stock shown as owned by KKR Associates. Henry R. Kravis, George R. Roberts, Scott M. Stuart (a director of the Company), Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Clifton S. Robbins, as the general partners of KKR Associates, may be deemed to share beneficial ownership of the Shares shown as beneficially owned by KKR Associates. Each of such persons disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such shares. The address of KKR Associates is 9 West 57th Street, New York, New York 10019.

(3) Includes an aggregate of 1,500 Shares owned of record by children of Mr. Armstrong, of which Shares Mr. Armstrong may be deemed to have indirect ownership.

(4) Includes 237,000 options that are exercisable within 60 days as well as 3,000 Shares owned of record as joint tenants by Mr. Burton's wife and son, and 1,575 Shares owned of record by children of Mr. Burton, all of which Shares Mr. Burton may be deemed to have indirect ownership. Mr. Burton disclaims beneficial ownership of such Shares. Also includes 101,356 shares of stock granted under the 1998 Restricted Stock Plan of World Color Press, Inc. ("Restricted Stock").

(5) Includes 120,539 options that are exercisable within 60 days and 73,177 shares of Restricted Stock.

(6) Includes 107,888 options that are exercisable within 60 days as well as an aggregate of 1,380 shares owned of record by children of Ms. Adams, of which shares Ms. Adams may be deemed to have indirect ownership. Ms. Adams serves as the custodian for such shares. Also includes 43,252 shares of Restricted Stock.

(7) Includes 6,804 options that are exercisable within 60 days. Also includes 7,500 shares of Restricted Stock.

(8) Includes 1,500 options that are exercisable within 60 days. Also includes 15,000 shares of Restricted Stock.

(9) Includes an aggregate of 524,439 options that are exercisable within 60 days as well as the shares that may be deemed to be owned indirectly by each of Mr. Armstrong, Mr. Burton and Ms. Adams as set forth in notes (3), (4) and
    (6) and an aggregate of 250,285 shares of Restricted Stock owned by the named executive officers.

             BOARD MEETING ATTENDANCE AND COMPENSATION OF DIRECTORS

    The Board met four times during the Company's most recently completed fiscal year, which ended on December 27, 1998 (fiscal 1998). All of the directors were present for 75% or more of the total meetings of the Board and Board committees of which they were members. Directors meet their responsibilities not only by attending Board and Committee meetings, but also through communication with the Chairman and Chief Executive Officer and other members of management on matters affecting the Company.

                             DIRECTOR COMPENSATION

    The following table displays all components of director compensation for directors who are not also employees of the Company. Directors who are also employees of the Company receive no remuneration for serving as directors.

Annual Board Retainer......................................................  $  25,000
Annual Option Grant(1).....................................................      5,000  options
Annual Retainer for each member of the Audit and Compensation Committees...  $   1,000
Annual Retainer for Committee Chair (in addition to member retainer) of
  each of the Audit and Compensation Committees............................  $   2,000
Board Attendance Fee (per in person meeting)...............................  $   1,000

------------------------

(1) Options having an exercise price at fair market value are to be granted following each annual meeting and vest on the earlier of the first anniversary of the grant date and the day before the next annual meeting.

                      COMMITTEES OF THE BOARD OF DIRECTORS

    There are three committees of the Board as of July 9, 1999: an Audit, Compensation and Executive Committee. Membership as of July 9, 1999 was as follows:

AUDIT                                    COMPENSATION                   EXECUTIVE
------------------------------  ------------------------------  -------------------------
Ms. Daniels, Chairman           Mr. Armstrong, Chairman*        Mr. Burton, Chairman
Mr. Armstrong                   Mr. Stuart                      Mr. Armstrong
Dr. Griffin                     Dr. Griffin*                    Mr. Stuart
                                Ms. Daniels*                    Mr. Navab

------------------------

*   Subcommittee member

AUDIT COMMITTEE                                         Two meetings during 1998

    - Recommends to the Board a firm of independent public accountants to serve as the Company's auditors.

    - Meets with the Company's independent public accountants to review procedures, fees and scope of the annual audit.

    - Reviews the audit reports of the Company's outside and internal auditors and the recommendations made by each.

    - Reviews the Company's accounting and financial control structure.

COMPENSATION COMMITTEE                                 Four meetings during 1998

    - Reviews recommendations for and determines annual salary and bonus of selected senior officers of the Company, including the Chief Executive Officer.

    - Establishes and reviews performance standards under the Company's compensation and incentive programs for senior officers.

    - Reviews recommendations for and determines grants under the Company's equity incentive plans.

    COMPENSATION COMMITTEE SUBCOMMITTEE                Four meetings during 1998

     - Exercises ultimate decision-making authority for purposes of Section 16(a) of the Exchange Act, and Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

EXECUTIVE COMMITTEE                                      One meeting during 1998

    - Exercises all of the powers and authority of the Board in the management of the business and affairs of the Company when the Board is not in session except for:

     - Approving, adopting or recommending to stockholders any action or matter expressly required by the General Corporation Law of the State of Delaware to be submitted to stockholders for approval.

     - Adopting, amending or repealing any bylaw of the Company.

     - Taking any specific actions delegated to other committees of the Board.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act of requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all ownership forms they file.

    Based solely on a review of copies of reporting forms furnished to it, or written representations that no forms were required, to the Company's knowledge, all filing requirements applicable to its officers, directors and beneficial owners under Section 16(a) of the Exchange Act were complied with during fiscal 1998 and as of July 9, 1999.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company pays fees to KKR of $750,000 per year for management consulting and financial advisory services. In addition, pursuant to an engagement letter dated July 9, 1999, the Company has agreed to pay a fee to KKR in consideration of its advisory services to the Company in connection with the negotiation of the Offer and the Merger. See Item 5 of the Schedule 14D-9 for a description of such fee. In consideration of the KKR Stockholders entering into the TVO Agreement, the Company has also agreed to idemnify such Stockholders against certain liabilities relating to or arising out of the transactions contemplated by the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement) Mr. Stuart, a director of the Company and a member of the Compensation Committee, is a member of the limited liability company which is a general partner of KKR and is a general partner of KKR Associates. Mr. Navab, a director of the Company, is an executive of KKR and a limited partner of KKR Associates.

    CIBC, Inc., an affiliate of CIBC Oppenheimer Corp., is a lender under the Company's credit facility and CIBC Oppenheimer Corp. was a co-lead manager in the Company's November 1998 issuance of $300.0 million of its 8 3/8% Senior Subordinated Notes due 2008 and a co-manager in the Company's February 1999 issuance of $300.0 million of its 7 3/4% Senior Subordinated Notes due 2009. Ms. Daniels, who is a director of the Company and a member of the Compensation Committee, is a Managing Director of CIBC Oppenheimer Corp.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    World Color pays fees to KKR of $750,000 per year for management consulting and financial advisory services. The Company believes these fees are no less favorable than those which could be obtained for comparable services from unaffiliated third parties. In addition, pursuant to an engagement letter dated July 9, 1999, the Company has agreed to pay a fee to KKR in consideration of its advisory services to the Company in connection with the negotiation of the Offer and the Merger. See Item 5 of the Schedule 14D-9 for a description of such fee. In consideration of the KKR Stockholders entering into the TVO Agreement, the Company has also agreed to idemnify such Stockholders against certain liabilities relating to or arising out of the transactions contemplated by the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement). Members of the limited liability company which is the general partner of KKR and employees of KKR who also serve as directors of the Company do not receive additional compensation for service in such capacity, other than customary directors' fees. Mr. Stuart, who is a director of World Color, is a member of the limited liability company which is the general partner of KKR and a general partner of KKR Associates. Mr. Navab, who is a director of World Color, is an executive of KKR and a limited partner of KKR Associates.

    CIBC, Inc., an affiliate of CIBC Oppenheimer Corp., is a lender under the Company's credit facility and CIBC Oppenheimer Corp. was a co-lead manager in the Company's November 1998 issuance of $300.0 million of its 8 3/8% Senior Subordinated Notes due 2008 and a co-manager in the Company's February 1999 issuance of $300.0 million of its 7 3/4% Senior Subordinated Notes due 2009. Ms. Daniels, who is a director of World Color, is a Managing Director of CIBC Oppenheimer Corp.

    From time to time, the Company has loaned certain key employees of the Company money to purchase common stock of the Company. As of July 9, 1999, the aggregate principal amount of loans outstanding to executive officers was $170,000, $175,000, $170,000 and $100,000 due from Messrs. Lewis, Lillie,
Quinlan and Carousso, respectively. Each of these loans bears interest at a rate reasonably determined by the Company at the beginning of each year of the loan. The interest rate in effect for 1999 is 7%.

    In connection with the Company's Common Stock buyback program and in an effort to provide for an orderly disposition of options held since at least 1991 and expiring over the next two to three years, the Company repurchased from Messrs. Armstrong, Burton and Reisch and Ms. Adams shares issued out of the Company's treasury upon exercise of stock options. Specifically, the Company repurchased from Mr. Armstrong 7,500 shares on each of August 31, 1998, and October 27, 1998 and 31,726 shares on April 6, 1999. The Company repurchased from Mr. Burton 92,707 shares on August 31, 1998 and 90,886 shares on October 27, 1998 and 180,311 shares on April 6, 1999. The Company repurchased from Mr. Reisch 18,542 shares on August 31, 1998 and 13,728 shares on October 27, 1998. The Company repurchased from Ms. Adams 9,270 shares on each of August 31, 1998 and October 27, 1998. The shares repurchased on August 31, 1998 were repurchased at the fair market value of the Company's Common Stock of $31.71 per share. The shares repurchased on October 27, 1998 were repurchased at the fair market value of the Company's Common Stock of $30.91 per share. The shares repurchased on April 6, 1999 were repurchased at a fair market value of the Company's Common Stock of $21.19 per share. In addition, on April 1, 1999, the Company repurchased 3,644, 1,823 and 1,748 shares of Restricted Stock from Mr. Burton, Mr. Reisch and Ms. Adams, respectively, to cover tax withholding due in connection with the vesting of certain shares of Restricted Stock granted to these executive officers. The shares repurchased on April 1, 1999 were repurchased at the fair market value of the Company's Common Stock of $21.28 per share.

    The Company believes that any past transactions with its affiliates have been at prices and on terms no less favorable to the Company than transactions with independent third parties. The Company may enter into transactions with its affiliates in the future. However, the Company intends to enter into such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties. In addition, the Company's debt instruments generally prohibit the Company from entering into any such affiliate transaction on other than arm's length terms.

                            STOCK PERFORMANCE GRAPH

    Set forth below is a line graph comparing over the period from January 25, 1996 (the date of the Company's initial public offering) to December 27, 1998 the Company's cumulative total stockholder return with the cumulative total return of companies in a peer group selected in good faith by the Company, companies in the Russell 2000 Index and companies in the Standard & Poor's 500 Index. The companies in the peer group are R.R. Donnelley & Sons Co., Banta Corp., Quebecor Printing Inc., Big Flower Press Holdings, Inc. and Cadmus Communications Corp. (collectively, the "Peer Group"). All of these companies are in the printing industry. Companies in the Russell 2000 Index have similar market capitalization to the Company and since June 30, 1996, the Company has been one of the companies included in the Russell 2000 Index. Therefore, the Company has included, and will include in the future, as appropriate, a comparison to the Russell 2000 Index. Accordingly, the Company does not intend to include a comparison to the companies in the Standard & Poor's 500 Index in the future. The total return information presented in the graph assumes the reinvestment of dividends, in the event dividends are paid. The returns of each component company in the Peer Group have been weighted by relative stock market capitalization.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          DOLLARS

                              25-Jan-96   29-Dec-96   28-Dec-97   27-Dec-98
World Color Press, Inc.          100.00      100.66      136.52      142.77
Peer Group                       100.00       89.75      103.21      120.55
Russell 2000 Index               100.00      115.70      135.78      130.55
Standard & Poor's 500 Index      100.00      119.78      150.77      197.43

                             EXECUTIVE COMPENSATION

    The following table sets forth the cash compensation awarded, paid to or earned by the Company's Chief Executive Officer and the four other most highly paid executive officers in fiscal years 1996, 1997 and 1998.

                                                                                         LONG TERM COMPENSATION
                                                                              --------------------------------------------
                                              ANNUAL COMPENSATION              RESTRICTED    NUMBER OF
                                   -----------------------------------------     STOCK        OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR          SALARY       BONUS       AWARDS(1)      GRANTED      COMPENSATION
---------------------------------  ---------------  ----------  ------------  ------------  -----------  -----------------
Robert G. Burton.................          1998     $  801,102  $  2,000,000  $  1,965,000     175,000              --
  Chairman of the Board of                 1997        675,583     1,600,000            --     375,000              --
  Directors and Chief Executive            1996        632,500     1,200,000            --      75,000              --
  Officer

Marc L. Reisch...................          1998     $  463,462  $    700,000  $  1,361,563     125,000              --
  President                                1997        393,250       500,000            --      40,000              --
                                           1996        342,667       420,000            --      40,000              --

Jennifer L. Adams................          1998     $  324,308  $    440,000  $    751,563      65,000              --
  Vice Chairman, Chief Legal and           1997        310,833       400,000            --      40,000              --
  Administrative Officer and               1996        272,832       305,000            --      30,000              --
  Secretary

Robert B. Lewis..................          1998     $  185,673  $    150,000            --      20,000              --
  Executive Vice President, Chief          1997        119,567        65,000            --       7,500              --
  Financial Officer                        1996         39,692(2)       15,000(2)           --

James E. Lillie..................          1998     $  241,186  $    250,000            --      20,000              --
  Executive Vice President,                1997        162,186        93,000            --       5,000              --
  Investor Relations and                   1996        151,594        60,000            --       4,000              --
  Corporate Communications

------------------------

(1) On May 28, 1998, the Company granted Mr. Burton, Mr. Reisch and Ms. Adams 40,000 shares of Restricted Stock, 25,000 shares of Restricted Stock and 25,000 shares of Restricted Stock, respectively. The fair market value of the Company's Common Stock on such date was $30.063 per share. On November 16, 1998, the Company granted Mr. Burton and Mr. Reisch an additional 25,000 shares of Restricted Stock and 20,000 shares of Restricted Stock, respectively. The fair market value of the Company's Common Stock on such date was $30.50 per share. Under the Company's 1998 Restricted Stock Plan, shares vest over a five year period. The value of the shares of Restricted Stock held by Mr. Burton, Mr. Reisch and Ms. Adams at the end of the fiscal year was $1,763,125, $1,220,625 and $678,125, respectively. The Company does not anticipate declaring and paying dividends in the foreseeable future, however in the event it does commence paying dividends, holders of shares of Restricted Stock will not receive dividends on the unvested shares of Restricted Stock.

(2) Mr. Lewis commenced employment with the Company in August 1996.

                               OPTION GRANT TABLE

    The following table provides information with respect to the stock option grants made during the Company's most recently completed fiscal year to the Company's executive officers named in the Summary Compensation Table above.

                             OPTION GRANTS IN 1998
                               INDIVIDUAL GRANTS

                                                              PERCENT OF
                                                             TOTAL OPTIONS   EXERCISE
                                                                GRANTED       PRICE                      GRANT
                                                  OPTIONS    TO EMPLOYEES   PER SHARE    EXPIRATION       DATE
NAME                                            GRANTED(1)      IN 1998      ($/SH.)        DATE        VALUE(2)
----------------------------------------------  -----------  -------------  ----------  ------------  ------------
Robert G. Burton..............................     175,000         18.7%    $  29.125     10/01/2008  $  2,597,000
Marc L. Reisch................................      75,000          8.0%    $  29.125     10/01/2008  $  1,113,000
Marc L. Reisch(3).............................      50,000          5.3%    $  29.8125    11/16/2008  $    761,500
Jennifer L. Adams.............................      65,000          6.9%    $  29.125     10/01/2008  $    964,600
Robert B. Lewis...............................      12,500          1.3%    $  29.125     10/01/2008  $    185,500
Robert B. Lewis(4)............................       7,500          0.8%    $  29.782     12/01/2008  $    112,875
James E. Lillie...............................      20,000          2.1%    $  29.125     10/01/2008  $    296,800

------------------------

(1) The options vest in 20% annual increments over a period of five years from the date of grant, subject to accelerated vesting in the event of termination of employment upon death, permanent disability or a permitted retirement and upon a change in control of the Company. Transfer of shares of Common Stock issuable upon the exercise of options ("Option Shares") is restricted for five years after option grant. The options are exercisable for ten years from the date of the grant, with certain exceptions, including, without limitation, in the case of the termination of the optionholder's employment with the Company. Under certain circumstances, the optionholder has the right to resell Option Shares and the Company has the right to repurchase a specified percentage of options and Option Shares.

(2) The present value as of the dates of grant, November 16, 1998, in the case of Mr. Reisch's supplemental grant, December 1, 1998, in the case of Mr. Lewis' supplemental grant and October 1, 1998 in the case of all other grants to the named officers, has been calculated using the Black-Scholes method using assumptions about stock price volatility, dividend yield and future interest rates. The assumptions used in calculating the grant date values are set forth in the following table:

                                                                   VOLATILITY   RISK-FREE INTEREST
GRANT DATE                                                           FACTOR            RATE
-----------------------------------------------------------------  -----------  -------------------
October 1, 1998..................................................       0.281             5.08%
November 16, 1998................................................       0.281             5.12%
December 1, 1998.................................................       0.281             4.94%

    For each grant, the assumed expected life of the options was ten years, and the assumed dividend yield of the options was zero. The present values as of the grant dates set forth in the table are only theoretical values and may not accurately determine present value. The actual value, if any, that may be realized by each individual will depend on the market price of the Common Stock on the date of exercise.

(3) Mr. Reisch received an option grant on the date he was promoted to President of the Company in addition to a regular annual option grant.

(4) Mr. Lewis received an option grant on the date he was promoted to Executive Vice President, Chief Financial officer of the Company in addition to a regular annual option grant.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES
  AGGREGATE OPTION EXERCISES IN FISCAL 1998 AND FISCAL YEAR-END OPTION VALUES

                                                                                                   VALUE OF UNEXERCISED
                                                                       NUMBER OF SECURITIES            IN-THE-MONEY
                                           SHARES                     UNDERLYING UNEXERCISED            OPTIONS AT
                                         UNDERLYING                  OPTIONS AT DECEMBER 27,       DECEMBER 27, 1998(1)
                                           OPTIONS       VALUE      --------------------------  ---------------------------
NAME                                      EXERCISED     RESULTED    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------  -----------  ------------  -----------  -------------  ------------  -------------
Robert G. Burton.......................     276,479   $  6,694,271     441,941        558,000   $  6,636,960   $ 1,703,875
Marc L. Reisch.........................      55,211   $  1,315,660     120,539        208,000   $  1,684,883   $   462,375
Jennifer L. Adams......................      27,810   $    673,755     107,888        142,857   $  1,453,777   $   452,873
Robert B. Lewis........................          --             --       1,500         26,000   $        563   $     2,250
James E. Lillie........................          --             --       5,753         28,502   $     58,093   $    46,812

------------------------

(1) Fair market value of the Common Stock at December 27, 1998, minus the exercise price of "in-the-money" options. The fair market value of the Common Stock at December 27, 1998 is based upon the December 24, 1998 closing price of $27.125 per share. Each of the options exercised were granted in 1991 and subject to expiration in 2001.

                      COMPENSATION UNDER RETIREMENT PLANS

PENSION PLAN BENEFITS

    The retirement plan of the Company in which the executive officers, among others, participate is named the World Color Press Cash Balance Plan (the "Cash Balance Plan"), and provides for the determination of a participant's accrued benefit on a cash balance formula. Although the Cash Balance Plan is a defined benefit pension plan, each participant is credited with a hypothetical individual account in order to better describe his or her benefit. A participant's cash balance account is credited each month with an amount equal to 4% (on an annualized basis) of the participant's annual base wages plus monthly interest at an annual rate equal to the interest on one-year U.S. Treasury securities. A participant in the Cash Balance Plan becomes fully vested in his/her accrued benefit after the completion of five years of service.

    Benefits under the Cash Balance Plan are limited to the extent required by provisions of the Code, and the Employee Retirement Income Security Act of 1974, as amended. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under World Color's unfunded Supplemental Executive Retirement Plan, as amended, and World Color's Supplemental Retirement Plan (together, the "Supplemental Benefit Plans"). The following table sets forth the estimated combined annual retirement benefits under the Cash Balance Plan and the Supplemental Benefit Plans (exclusive of Social Security payments) payable on a straight single life annuity basis to each of Messrs. Reisch, Lewis and Lillie and Ms. Adams, assuming continued service until age 65 and current compensation levels remain unchanged and, in the case of Mr. Burton, assuming continued active service until April 1, 2002. Mr. Burton's total benefit is not affected by changes in compensation.

                                 PENSION TABLE

                                                                          ESTIMATED ANNUAL
                                                                              BENEFITS
NAME                                                                   PAYABLE UPON RETIREMENT
---------------------------------------------------------------------  -----------------------
Robert G. Burton.....................................................       $   1,000,000
Marc L. Reisch.......................................................       $     431,964
Jennifer L. Adams....................................................       $     315,411
Robert B. Lewis......................................................       $     115,009
James E. Lillie......................................................       $      89,635

                    AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

    World Color which provides for the payment of an aggregate of 18 months of base salary upon termination without cause. Certain officers of the Company are parties to agreements described below in the section entitled "Change of Control Employment Agreements."

              BOARD COMPENSATION REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board is responsible for the various aspects of the Company's compensation package offered to its executive officers, including the named executive officers. The following is the report of the Compensation Committee:

    POLICIES GOVERNING EXECUTIVE COMPENSATION. The Committee's rationales in determining executive compensation are as follows: (a) to establish a direct relationship between executive compensation and the annual, intermediate-term and long-term performance of the Company; (b) to provide performance-based compensation opportunities (including equity awards) that allow executive officers to earn rewards for maximizing stockholder value; (c) to attract and retain the key executives necessary for the Company's long-term success; and (d) to reward individual initiative and the achievement of specified goals. In applying these general policies, the Committee's objective has been to ensure that well in excess of half of the compensation packages for the Company's most senior executive officers, including the named executive officers, is incentive-based because these individuals have substantial control and responsibility for the Company's direction and performance. The Committee considers the Company's performance, the individual executive's performance, comparative compensation material (including compensation levels and equity awards by the Company's peer group), the overall competitive environment for executives, the level of compensation necessary to retain executive talent and the recommendations of professional compensation consultants and management in making its determinations on compensation.

    The companies used to define the market for executive compensation comparison purposes include a broad range of printing and publishing companies similar in revenue size to the Company, as well as certain other printing companies which are direct competitors of the Company. In addition, comparative market compensation data are collected from general industry compensation surveys. The companies used to define the market for pay comparison purposes are more varied than those in the peer group used in the performance graph because the Committee believes that the Company's competitors for executive talent are more varied than solely companies within the printing industry. In fact, the Company's top three most highly compensated executives came from industries other than the printing industry.

    EXECUTIVE COMPENSATION GENERALLY. The Company's executive compensation package currently consists of a mix of salary, bonus awards, stock option grants and restricted stock awards as well as benefits under the employee benefit plans offered by the Company. The Company is currently considering implementing other long term compensation programs and may do so prior to the end of 1999.

    SALARY. The Compensation Committee periodically reviews the base salary of the Chief Executive Officer and his direct reports. The Compensation Committee considers various factors in assessing specific salaries including the executive's historical performance and future potential, job content, level of responsibility and accountability. For 1998, the base salaries for the Chief Executive Officer and his direct reports ranged from at or below the median salaries to above the median salaries at the companies deemed the market for executive compensation comparison purposes.

    BONUS. No bonus payouts are made under the Company's bonus plan unless the Company achieves its financial goals. Potential payout amounts (expressed as a percentage of salary) and related financial performance goals are established at the beginning of the relevant performance period by the Compensation Committee, after assessing recommendations of management and considering the factors described above.

    The Company's financial performance is measured for bonus purposes in terms of earnings per share (EPS) and other financial goals. All bonus payouts are contingent upon achieving the Company's financial goals and, with respect to executive officers responsible for various operations, contingent upon achieving operation-specific financial goals. In addition, the Compensation Committee, in its discretion, may increase or decrease any payout to be made to a particular executive officer to reflect any special circumstances that the Committee deems significant.

    EQUITY GRANTS. To further align the interests of management with the interests of stockholders, the Company's executive compensation package also includes stock option grants. Options granted by the Company have a per share exercise price of 100% of the fair market value of a share of the Common Stock and, accordingly, the value of the option is dependent on the future market value of the Common Stock.

    The number of shares of Common Stock subject to options granted to the Company's executive officers has historically been based on the salary, responsibilities and performance of each officer. The Compensation Committee has also considered the amounts and terms of prior grants in making new option grants in each year. In addition, the Compensation Committee reviews the number and value of options granted by selected peer companies in making option grants to the Company's executive officers.

    In 1998, the Compensation Committee also awarded certain of the named executives Restricted Stock. The awards vest over a period of five years. The Restricted Stock was granted, in lieu of cash bonuses, in order to help secure the employment of these key executives and to further align the interests of senior management with the interests of stockholders.

    DEDUCTIBILITY OF EXECUTIVE COMPENSATION. Tax laws limit the deduction a publicly held company is allowed for compensation paid to certain executive officers. Generally, amounts paid in excess of $1 million to a covered executive, other than performance-based compensation, cannot be deducted. The Compensation Committee considers ways to maximize deductibility of executive compensation, but the Compensation Committee retains the flexibility to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent regardless of the ultimate deductibility of such compensation.

    COMPENSATION OF ROBERT G. BURTON, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER. The Committee established the 1998 compensation of Robert G. Burton, Chairman of the Board of Directors and Chief Executive Officer, using substantially the same criteria that were used to determine compensation levels for other executive officers, discussed at the beginning of this report. In determining the compensation of the Chief Executive Officer as well as the other senior executive officers, the Compensation Committee also considered, among other things, the eight year, industry-leading track record of performance at or above budgeted and Wall Street expectations. From the appointment of Robert G. Burton in 1991 through 1998 management has grown net sales and adjusted operating income at a compounded annual growth rate ("CAGR") of 21% and 38%, respectively. Since 1993 management has grown net income at a CAGR of 53% and diluted earnings per share at a CAGR of 43%. Over the eight years of Mr. Burton's leadership, adjusted EBITDA has grown at a CAGR of 25% and operating margins have improved since 1993 to 1998's operating margin of 9.1%. 1998 marked another year of record financial performance for the Company. Net sales grew 19% from $1,981.2 million in 1997 to $2,356.9 million in 1998, operating income grew 20% from $178.6 million to $214.2 million, net income grew 29% from $57.2 million to $73.6 million and diluted net income per share grew from $1.60 per share in 1997 to $1.84 per share in 1998. The Compensation Committee believes this consistently exceptional performance as well as the desire to retain superior executive talent warranted the total compensation packages of the Chief Executive Officer and his direct reports. We believe World Color and its shareholders have benefited greatly from Mr. Burton's vision, direction and day to day contributions as the senior executive at World Color.

    In February 1999, in order to secure the future employment of Robert G. Burton, the Company's Chief Executive Officer, and in lieu of all future equity grants over the next five years, the Compensation Committee awarded Mr. Burton a one-time equity grant of 875,000 options to purchase Common Stock of the Company with an exercise price equal to the fair market value of the Common Stock as of the date of the grant. The stock options vest over a period of five years.

    The foregoing report has been approved by all members of the Committee.

                                          WORLD COLOR PRESS, INC.
                                          COMPENSATION COMMITTEE
                                          Gerald S. Armstrong
                                          Patrice M. Daniels
                                          Mark J. Griffin
                                          Scott M. Stuart
                                          DATED: March 12, 1999

                    CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

    As described in Item 3(v) of the Schedule 14D-9, pursuant to the Merger Agreement, the Company or Parent, as applicable, has agreed to enter into agreements and adopt plans or programs, effective no later than the Effective Time. The expected terms and conditions of such agreements include the following:

    Robert G. Burton, the current Chief Executive Officer and Chairman of the Board of the Company, shall resign as of the consummation of the Offer. At such time, Mr. Burton shall receive payments under the Change in Control Agreement ("CIC Agreement") between Mr. Burton and the Company (as described below) dated April 16,1999, the World Color Press, Inc. Third Amended and Restated Supplemental Retirement Program, effective April 1, 1995, and his 1999 bonus. Mr. Burton shall become a member of the Board of Directors of Parent following such resignation from the Company.

    Marc L. Reisch, the current President of the Company, shall become the Chairman, Chief Executive Officer and President of the North American Group (U.S. and Canada) of Parent and a member of the Office of the President of Parent. Mr. Reisch's salary and bonus target shall be increased to a level commensurate with such positions and related authority. The corporate headquarters of Parent shall remain in Montreal, but the corporate headquarters of the North American Group and Mr. Reisch's principal office shall be in Greenwich, Connecticut.

    Parent and the Company have agreed to enter into individual agreements with a limited group of executives, including Mr. Reisch ("Group A Executives"), effective as of the consummation of the Offer ("Group A Agreements"). Each Group A Agreement shall provide for a lump sum retention bonus equal to (i) 40% of the cash payment portion of the Severance Benefits provided under such Group A Executive's CIC Agreement, payable upon the consummation of the Offer and (ii) 60% of the cash payment portion of the Severance Benefits provided under such Group A Executive's CIC Agreement, payable upon the first anniversary of the consummation of the Offer, unless prior to such first anniversary the Group A Executive's employment is terminated by Parent other than for Cause or by the Group A Executive for Good Reason, in which case severance benefits described below shall apply. Each Group A Agreement shall also provide for severance benefits upon termination by Parent other than for Cause or by the Group A Executive for Good Reason during the two years following the consummation of the Offer including (i) an amount equal to the cash payment portion of the Severance Benefits provided under such Group A Executive's CIC Agreement, reduced by the amount of any retention bonus already paid; PROVIDED, HOWEVER, that if such payment is equal to zero then the Group A Executive shall be entitled, as soon reasonably practicable after termination, to one times the sum of his or her then current annual base salary and target bonus, (ii) continuation of coverage and participation in employee welfare and fringe benefit plans or programs until the end of the three-year period (two-year period in the cases of three of the Group A Executives) following termination (the "Severance Period"), subject to mitigation upon re-employment and receipt of comparable benefits and (iii) during the Severance Period, outplacement services no less favorable than the executive outplacement provided by the Company consistent with past practices. The Group A Agreements include a noncompetition/no raid covenant, which provides that for one and one-half years (one year in the cases of three of the Group A Executives) following termination, a Group A Executive shall not directly or indirectly, own, manage, operate, join, control or participate in the ownership, management, operation or control, or be connected as a director, officer, employee, partner, consultant or otherwise with any "competing business", other than as a shareholder or beneficial owner, directly or indirectly, of five percent or less of the outstanding securities of a publicly held competing business, nor shall such Group A Executive solicit customers or employees from the Company. For these purposes, "competing business" means any business, firm or enterprise engaged in a business substantially similar to the Company's printing business as it exists at the time of the consummation of the Offer within the same geographical locations in which the Company operates on the date of the consummation of the Offer. Group A Executives shall receive a full gross-up for all excise taxes and related costs in connection with any payments deemed "excess parachute payments."

    The Company has also agreed to enter into individual agreements with certain other key executives of the Company executives ("Group B Executives"), effective as of the consummation of the Offer ("Group B Agreements"). Such Group B Agreements shall provide for $10 million to be set aside to fund lump sum retention bonuses to each Group B Executive, 40% of which shall be payable on the consummation of the Offer and 60% shall be payable on the earlier of the first anniversary thereof or termination by Parent other than for Cause or by the Group B Executive for Good Reason. Each Group B Agreement shall also provide for severance benefits upon termination by Parent other than for Cause or by the Group B Executive for Good Reason during the one year following the consummation of the Offer including (i) a lump sum payment equal to the balance of the retention bonus and (ii) continuation of coverage and participation in employee welfare and fringe benefit plans or programs until the earlier of the first anniversary of termination or the date on which the Group B Executive becomes re-employed and receives comparable benefits. Group B Executives shall receive a full gross-up for all excise taxes and related costs in connection with any payments deemed "excess parachute payments."

    The Company has entered into Change in Control Severance Agreements (the "CIC Agreements"), dated as of April 16, 1999, with eight senior executives: Ms. Adams, Ms. Hlavaty and Messrs. Burton, Reisch, Lewis, Lillie, Quinlan and Carousso (the "Executives").

    The Agreements provide for severance benefits to any Executive whose employment is terminated by the Company without Cause or by the Executive for Good Reason (as those terms are defined in the CIC Agreement) within two years after a Change of Control or in connection with a Potential Change in Control which results in a Change in Control (as those terms are defined below) (a "Covered Termination").

    An Executive whose employment is subject to a Covered Termination is entitled to receive (i) a lump sum payment equal to three times (two times in the cases of Messrs. Quinlan and Carousso, and Ms. Hlavaty) the greater of base salary plus target bonus in effect on (a) the date of such Covered Termination or (b) the date of such Change in Control; (ii) immediate vesting of all equity-based awards and, if the Executive elects, cash out of stock options, in lieu of issuing shares upon exercise thereof, at the difference between the aggregate exercise price of such options and the product of the aggregate number of options times the greater of the (a) per share value received by shareholders upon Change in Control and (b) fair market value per share upon Change in Control; (iii) continuation for the three-year period (two-year period in the cases of Messrs. Quinlan and Carousso, and Ms. Hlavaty) after termination of life, disability, accident, health and dental benefits substantially similar to those received prior to notice of termination (reduced by comparable benefits received or made available without cost to the Executive during such period); and (iv) a lump sum payment equal to the benefits under all defined benefit and cash balance plans of the Company which the Executive would have accrued had he or she remained employed for an additional three years, assuming no change in base salary and bonus potential, assuming full bonus payout and without regard to amendments effective after the applicable Change in Control or Potential Change in Control. An Executive shall also be entitled to legal fees and expenses as a result of a Covered Termination, as well as an additional payment, if necessary, to make the Executive whole for any excise or income tax, imposed by reason of a payment under the CIC Agreement being deemed to constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended.

    Each CIC Agreement also provides that the Executive shall remain employed by the Company until the earliest of (i) six months after a Potential Change in Control, (b) Change in Control, (c) termination for Good Reason, death, disability, retirement or by the Company for any reason. The

Executive shall also be subject to a noncompetition covenant for 18 months (12 months in the case of Messrs. Quinlan and Carousso and Ms. Hlavaty) following the initial receipt of severance benefits described above.

    "Change in Control" means (i) any Person (as defined in the Securities Exchange Act of 1934), other than any employee benefit plan then maintained by the Company, becomes the beneficial owner of shares of the Company having 30 percent or more of the total number of votes that may be cast for the election of directors of the Company, (ii) as the result of, or in connection with, any contested election for the Board of Directors of the Company, or any tender or exchange offer, merger or other business combination or sale of assets or any combination of the foregoing (a "Transaction"), the persons who were directors of the Company before the Transaction shall cease to constitute a majority of the Board of Directors of the Company or any successor to the Company or its assets, or (iii) at any time (a) the Company shall consolidate or merge with any other Person and the Company shall not be the continuing or surviving corporation, (b) any Person shall consolidate or merge with the Company and the Company shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding Company stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (c) the Company shall be a party to a statutory share exchange with any other Person after which the Company is a subsidiary of any other Person, or
(d) the Company shall sell or otherwise transfer 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any Person.

    "Potential Change in Control" means (i) the Company enters agreement, the consummation of which would be Change in Control; (ii) a public announcement is made of an intention to take or consider taking actions which, if consummated, would be a Change in Control; or (iii) Board of Directors of the Company adopts a resolution to the effect that a Potential Change in Control has occurred.

    Certain other agreements between the Company and certain of its executive officers, including agreements relating to the treatment of employee stock options and fiscal year 1999 bonuses, are described in the description of the merger agreement set forth is subparagraph (i) above. In addition, as described below, pursuant to an engagement letter dated July 9, 1999, the Company has agreed to pay KKR a fee in connection with the negotiation of the Offer and the Merger. As set forth in the description of the TVO Agreement above, the Company has also agreed to indemnify Stockholders affiliated with KKR against certain liabilities in consideration for their entering into the TVO Agreement.

                                                                         ANNEX B

                     [LOGO]

                                          1585 BROADWAY
                                          NEW YORK, NEW YORK 10036
                                          (212)761-4000

                                                                   July 12, 1999

Board of Directors
World Color Press, Inc.
The Mill
340 Pemberwick Road
Greenwich, Connecticut 06831

Members of the Board:

    We understand that World Color Press, Inc. ("World Color Press" or the "Company"), Quebecor Printing Inc. ("Quebecor Printing") and Printing Acquisition Inc., a wholly owned indirect subsidiary of Quebecor Printing ("Merger Subsidiary"), have entered into an Agreement and Plan of Merger, dated as of July 12, 1999 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Subsidiary of a tender offer (the "Tender Offer") for up to 23,500,000 of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") for $35.69 per share net to the seller in cash (the "Tender Offer Consideration"), and (ii) the subsequent merger (the "Merger") of the Company with and into the Merger Subsidiary pursuant to which each issued and outstanding share of Common Stock shall be converted into 1.6455 Quebecor Printing Subordinated Voting shares (the "Merger Consideration"). The "Consideration" shall consist of the Tender Offer Consideration and Merger Consideration taken together (or, if less than 23,500,000 shares of Common Stock are purchased in the Offer, the amount of consideration as set forth in the Merger Agreement); provided that if the Tender Offer is terminated pursuant to Section 1.1.(e) of the Merger Agreement, the Consideration for each share of Common Stock shall consist of cash in an amount equal to $22.00 and .6311 Quebecor Subordinate Voting shares. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Quebecor Printing as more fully set forth in the Merger Agreement. We further understand that certain of the holders of Common Stock and Quebecor Printing have entered into a Tender, Voting and Option Agreement, dated as of July 12, 1999. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

    You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

    For purposes of the opinion set forth herein, we have:

        (i) reviewed certain publicly available financial statements and other information of World Color Press and Quebecor Printing;

        (ii) reviewed certain internal financial statements and other financial and operating data concerning World Color Press and Quebecor Printing prepared by the respective managements of World Color Press and Quebecor Printing;

       (iii) analyzed certain financial projections for World Color Press and Quebecor Printing prepared by the respective managements of World Color Press and Quebecor Printing;

        (iv) discussed the past and current operations and financial condition and the prospects of World Color Press and Quebecor Printing with senior executives of World Color Press and Quebecor Printing;

        (v) reviewed the reported prices and trading activity for the common stock of World Color Press and Quebecor Printing;

        (vi) compared the financial performance of World Color Press and Quebecor Printing and the prices and trading activity of World Color Press and Quebecor Printing with that of certain other comparable publicly-traded companies and their securities;

       (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

      (viii) participated in discussions and negotiations among representatives of World Color Press, Quebecor Printing and certain other parties and their financial and legal advisors;

        (ix) reviewed the Merger Agreement, the Tender, Voting and Option Agreement and certain related documents; and

        (x) performed such other analyses and considered such other factors as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of World Color Press and Quebecor Printing. We have not made any independent valuation or appraisal of the assets or liabilities of World Color Press and Quebecor Printing, nor have we been furnished with any such appraisals. We have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for World Color Press and Quebecor Printing and have received fees for the rendering of these services. In particular, we acted as lead manager in connection with a high yield offering for World Color Press in February of 1999.

    It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Tender Offer and the Merger with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether or not the stockholders of the Company should tender their shares in connection with the Tender Offer or how such stockholders should vote at the shareholders' meeting held in connection with the Merger.

    Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                Very truly yours,
                                MORGAN STANLEY & CO. INCORPORATED

                                By:            /s/ STUART J. EPSTEIN
                                     -----------------------------------------
                                                 Stuart J. Epstein
                                                 MANAGING DIRECTOR

                                                                         ANNEX C

                        TRANSACTIONS IN COMPANY COMMON STOCK
               BY EXECUTIVE OFFICERS OF WORLD COLOR PRESS, INC.*

                                                                 TRANSACTION  PRICE PER               TRANSACTION
NAME                                                                DATE        SHARE       SHARES       TYPE
---------------------------------------------------------------  -----------  ----------  ----------  -----------
Robert G. Burton...............................................     5/27/99   $  26.5625     86.8777         Buy
                                                                    6/10/99      25.1633     91.7086         Buy
                                                                    6/24/99      25.9751     88.8424         Buy
                                                                    7/09/99      28.5625     80.7944         Buy

Jennifer L. Adams..............................................     6/10/99      25.1633     27.5127         Buy
                                                                    6/24/99      25.9751     26.6528         Buy
                                                                    7/09/99      28.5625     24.2384         Buy

James E. Lillie................................................     5/27/99      26.5625     18.8235         Buy
                                                                    6/10/99      25.1633     19.8702         Buy
                                                                    6/24/99      25.9751     25.0240         Buy
                                                                    7/09/99      28.5625     22.7571         Buy

Robert B. Lewis................................................     5/27/99      26.5625     13.7092         Buy
                                                                    6/10/99      25.1633     14.4715         Buy
                                                                    6/24/99      25.9721     14.0192         Buy
                                                                    7/09/99      28.5625     12.7492         Buy

Paul B. Carousso...............................................     5/27/99      26.5625      9.4118         Buy
                                                                    6/10/99      25.1633      9.9351         Buy
                                                                    6/24/99      25.9751      9.6246         Buy
                                                                    7/09/99      28.5625      8.7527         Buy

Heidi J. Nolte.................................................     5/27/99      25.5625     10.4252         Buy
                                                                    6/10/99      25.1633     11.0049         Buy
                                                                    6/24/99      25.9751     28.8738         Buy
                                                                    7/09/99      28.5625     26.2582         Buy

Jerome V. Brofft...............................................     5/27/99      25.5625      5.2126         Buy
                                                                    6/10/99      25.1633      5.5025         Buy
                                                                    6/24/99      25.9751      5.3305         Buy
                                                                    7/09/99      28.5625      4.8476         Buy

Thomas Quinlan.................................................     5/27/99      26.5625     17.3756         Buy
                                                                    6/10/99      25.1633     29.8053         Buy
                                                                    6/24/99      25.9751     29.8738         Buy
                                                                    7/09/99      28.5625     26.2582         Buy

Mark J. Griffin................................................     6/07/99      24.9377     40.0999         Buy
                                                                    7/09/99      28.5625     35.0109         Buy

Patrice M. Daniels.............................................     6/07/99      24.9377    103.5913         Buy
                                                                    7/09/99      28.5625     90.4448         Buy

------------------------

* Each of the transactions listed in this Annex B were made under the Company's Employee Stock Purchase Plan or 401(k) plan pursuant to which Shares are purchased with periodic payroll deductions.